02034569

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wing Hang Bank, Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUN 13 2002

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 3629 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlej

DATE : 6/6/02

#12g3-2(b) REF 82-3629

2001

Annual Report · 年報

AR/S
12-31-01

02 JUN -4 AM 11:10

永亨銀行有限公司
WING HANG BANK, LIMITED

Contents

本行簡介

永亨銀號由已故董事長馮堯敬先生於一九三七年在廣州市創立，最初經營金銀找換業務。不久遇戰亂而被迫遷徙至附近之區域，一九四五年於香港文咸東街重整業務，初期資金只有港幣三十萬元，員工則僅十九人。戰後經濟繁榮，加上經過多年鋭意經營與發展，基礎漸趨穩固。一九六零年註冊為永亨銀行並獲銀行牌照，為日後之發展奠下首個里程碑。

一九七九年總行行址與毗鄰物業重建為一所現代化之銀行總行大廈。一九七三年一月美國紐約歐文信託公司購入本銀行超過半數權益，透過合作關係，本銀行獲得先進銀行技術及國際銀行業務之聯繫，藉以建立日後發展之基礎。一九八八年該銀行與美國紐約銀行合併。一九九三年七月永亨銀行成為上市公司，其股票於香港聯合交易所上市買賣。

永亨銀行乃集團之控股公司及主要業務運作公司，集團之主要業務為提供企業及零售銀行服務與外匯及金融服務，在香港總分行共二十八間，國內於深圳市設有分行，亦於廣州市及上海市設立代表處。集團之主要附屬公司澳門永亨銀行，於一九四一年開業，共設有十一間分行。此外，透過其附屬公司，更提供代理人、接受存款、離岸銀行、租購貸款、私人貸款、保險承保、保險代理及顧問與及股票經紀等服務。

二零零一年終集團之總資產為港幣五百五十億六千二百萬元，股東資金為港幣六十億四千五百萬元，二零零一年股東應得之溢利為港幣七億八千零五十萬元。

Wing Hang Ngan Ho was founded in 1937 by the late Mr Y K Fung in Guangzhou to carry on business as a money changer. Its operation was soon disrupted due to the outbreak of war and was forced to seek refuge in other regional centres nearby. In 1945 it re-established itself in Hong Kong at Bonham Strand East with a capital of HK$300,000 and a staff of 19 and enjoyed a period of sustained growth and prosperity during the post-war years. In 1960 Wing Hang Bank was incorporated and was granted a banking licence the same year, reaching the first milestone for its future development.

In 1979, its existing head office building together with properties adjoining was redeveloped into a modern Head Office Building. In January 1973, the Irving Trust Company of New York purchased a majority interest in the Bank. Through this affiliation, the Bank gained access to state-of-the-art technology, expertise in international banking and a firm foundation for further growth. In 1988 Irving Trust Company merged with The Bank of New York and continued to carry on business under that name. In July 1993, Wing Hang Bank became a public company and its shares were listed on The Stock Exchange of Hong Kong.

Wing Hang Bank is the holding company and the principal operating company of the Group. The principal activities of the Group are corporate banking, retail banking, and foreign exchange and treasury services. Wing Hang Bank now has a network of 28 bank offices located in Hong Kong, a branch office in Shenzhen and two representative offices in Guangzhou and Shanghai. The Group's subsidiary in Macau, Banco Weng Hang, has been in operation since 1941 and has 11 branches. In addition, through its subsidiaries, the Group provides nominee, deposit taking, offshore banking, hire purchase, consumer financing, insurance underwriting, insurance agency and broking and share brokerage services.

At the end of 2001, the Group's total assets and shareholders' funds amounted to HK$55,062 million and HK$6,045 million respectively. Net profit attributable to shareholders for 2001 was HK$780.5 million.

		2001	2000	增加/（減少） Increase/ (Decrease)	2001
全年結算	**For The Year**	**HK$m**	**HK$m**	**%**	**US$m**
股東應得之溢利	Profit Attributable to Shareholders	**781**	901	(13)	**100.16**
股息	Dividends	**358**	358	–	**45.91**
以每股計算	**Per Share**	**HK$**	**HK$**	**%**	**US$**
盈利	Earnings	**2.66**	3.07	(13)	**0.34**
股息	Dividends	**1.22**	1.22	–	**0.16**
資產淨值	Net Asset Value	**20.60**	*19.31	7	**2.64**
於年終計算	**At Year End**	**HK$m**	**HK$m**	**%**	**US$m**
股東資金	Shareholders' Funds	**6,045**	*5,666	7	**775.3**
總存款	Total Deposits	**48,597**	48,236	1	**6,232.5**
客戶貸款	Advances to customers	**35,515**	33,666	6	**4,554.8**
總資產	Total Assets	**55,062**	54,530	1	**7,061.7**
比率	**Ratio**	**%**	**%**		
成本與收入比率	Cost to Income Ratio	**31.2**	29.0		
平均資產回報率	Return on Average Assets	**1.42**	1.72		
平均股東資金回報率	Return on Average Shareholders' Funds	**13.3**	*16.9		

m = million （百萬）
US$1.00 = HK$7.7973

* *Restated 重報*

公司資料

董事會

主席

馮鈺斌博士

董事

邵逸夫爵士*(於二零零一年三月二十九日榮休)*
劉漢銓太平紳士 GBS
鄭漢鈞博士 GBS, JP
舒惠理先生*(於二零零一年五月二十四日榮休)*
李國賢太平紳士
任宜正先生
馮鈺聲先生
白世禮先生*(於二零零二年三月十四日榮休)*
何志偉先生
何子珍先生
王家華先生
Mr Alan R Griffith
Mr Kenneth A Lopian *(於二零零二年三月十四日獲委任)*

秘書

何志偉先生

行政委員會

馮鈺斌博士
王家華先生
馮鈺聲先生

審核委員會

李國賢太平紳士
任宜正先生
何子珍先生

薪酬委員會

鄭漢鈞博士 GBS, JP
李國賢太平紳士

Board of Directors

Chairman

Dr Patrick Y B Fung

Directors

Sir Run Run Shaw *(retired on 29th March, 2001)*
The Hon Ambrose H C Lau, GBS, JP
Dr Cheng Hon Kwan, GBS, JP
Mr Samuel F Chevalier *(retired on 24th May, 2001)*
Mr Simon K Y Lee, JP
Mr Michael J Ranieri
Mr Michael Y S Fung
Mr N Morgan Brassler *(retired on 14th March, 2002)*
Mr Louis C W Ho
Mr Ho Soo Ching
Mr Frank J Wang
Mr Alan R Griffith
Mr Kenneth A Lopian *(appointed on 14th March, 2002)*

Secretary

Mr Louis C W Ho

Executive Committee

Dr Patrick Y B Fung
Mr Frank J Wang
Mr Michael Y S Fung

Audit Committee

Mr Simon K Y Lee, JP
Mr Michael J Ranieri
Mr Ho Soo Ching

Compensation Committee

Dr Cheng Hon Kwan, GBS, JP
Mr Simon K Y Lee, JP

行政人員

行政總裁
馮鈺斌博士

副行政總裁
王家華先生

總經理
馮鈺聲先生

副總經理
何志偉先生

助理總經理
馮建偉先生
廖國慶先生
黃循球先生
陳駿發先生
梁超華先生
冼國林先生
阮少智先生
吳秋樑先生
包麗華女士

核數師

畢馬威會計師事務所
香港執業會計師

註冊辦事處

香港皇后大道中一六一號
電話:(852) 2852-5111
圖文傳真:(852) 2541-0036
直線電報:HX73268
環球財務電訊:WIHBHKHH
電報:WIHANGBA
互聯網網址:http://www.whbhk.com

股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓一九零一至五室

美國紐約銀行集團成員

EXECUTIVES

Chief Executive
Dr Patrick Y B Fung

Deputy Chief Executive
Mr Frank J Wang

General Manager
Mr Michael Y S Fung

Deputy General Manager
Mr Louis C W Ho

Assistant General Managers
Mr Fung Kin Wai
Mr Liu Kwok Hing
Mr Stephen C K Wong
Mr Edward C F Chan
Mr Stephen C W Leung
Mr Sin Kwok Lam
Mr Stanley S C Yuen
Mr David C L Ng
Ms Evelyn L W Pau

AUDITORS

KPMG
Certified Public Accountants

REGISTERED OFFICE

161 Queen's Road Central, Hong Kong
Telephone: (852) 2852-5111
Fax: (852) 2541-0036
Telex: HX73268
SWIFT: WIHBHKHH
Cable: WIHANGBA
Web Site Address: http://www.whbhk.com

REGISTRARS

Central Registration Hong Kong Limited
Rooms 1901-5, 19/F., Hopewell Centre
183 Queen's Road East, Wanchai , Hong Kong

AFFILIATED WITH THE BANK OF NEW YORK GROUP

執行董事

馮鈺斌博士

董事長兼行政總裁

54歲。一九七三年獲加拿大多倫多大學工商管理碩士學位，二零零一年獲香港理工大學頒授榮譽工商管理博士學位。一九七六年加入本銀行，並於一九八零年獲委任為董事。一九九二年三月獲委任為行政總裁，一九九六年四月獲委任為董事長兼行政總裁。現為本集團多間附屬公司董事長。一九八五年起任美麗華酒店企業有限公司董事。香港理工大學顧問委員會委員、多倫多大學(香港)基金有限公司主席及大學管理學系顧問委員會委員、銀行業務諮詢委員會委員、旅遊業賠償基金管理委員會主席、香港銀行學會副會長及市區重建局規劃、拓展及文物保護委員會增選委員。本銀行已故創辦人馮堯敬先生之長子。

王家[illegible]先生

副行政總裁

50歲。一九七九年獲康乃爾大學工商管理碩士學位。於一九九九年六月加入本銀行並獲委任為董事及副行政總裁。同時為本銀行主要股東美國紐約銀行之高級副總裁，擁有豐富之授信監管經驗。本銀行行政委員會、授信委員會及管理委員會成員。

馮鈺聲先生

總經理

52歲。獲加拿大渥太華卡頓大學文學士學位。一九七八年加入本銀行並於一九九二年獲委任為董事，現為本銀行行政委員會成員及集團多間附屬公司董事。香港肝壽基金董事局成員。本銀行已故創辦人馮堯敬先生之次子。

何志[illegible]先生

秘書及副總經理

65歲。一九六一年獲加拿大麥基爾大學工程學士學位，一九七二年加入本銀行，並於一九九五年十月獲委任為董事，現為貸款/證券處主管，本銀行管理委員會及授信委員會成員，亦為本集團多間附屬公司董事及秘書。馮鈺斌先生之姐夫。

Executive Directors

Dr Patrick Y B Fung

Chairman and Chief Executive

Aged 54. Obtained MBA degree from University of Toronto in 1973, and awarded Honorary Doctor of Business Administration by The Hong Kong Polytechnic University in 2001. Joined the Bank in 1976 and appointed a Director in 1980. Appointed Chief Executive in March 1992, Chairman and Chief Executive in April 1996. Chairman of numerous subsidiaries within the Group. A Director of Miramar Hotel and Investment Company Limited since 1985. A member of the Court of The Hong Kong Polytechnic University. Chairman of University of Toronto (Hong Kong) Foundation and a member of the Dean's Advisory Council of the Faculty of Management, University of Toronto. A member of the Banking Advisory Committee and the Chairman of the Travel Industry Compensation Fund Management Board. A Vice President of the Hong Kong Institute of Bankers. A co-opt member of Planning, Development and Conservation Committee of Urban Renewal Authority. Son of the late Mr Y K Fung, founder of the Bank.

Mr Frank J Wang

Deputy Chief Executive

Aged 50. Obtained MBA degree from Cornell University in 1979. Joined the Bank and appointed a Director and Deputy Chief Executive in June 1999. Concurrently a Senior Vice President of The Bank of New York, a substantial shareholder of the Bank. Has extensive credit control experience. A member of the Executive Committee, Credit Committee and Management Committee of the Bank.

Mr Michael Y S Fung

General Manager

Aged 52. Obtained BA degree from Carlton University in Ottawa, Canada. Joined the Bank in 1978 and appointed a Director in 1992. A member of the Executive Committee of the Bank and a Director of numerous subsidiaries within the Group. A council member of The Hong Kong Liver Foundation. Son of the late Mr Y K Fung, founder of the Bank.

Mr Louis C W Ho

Secretary and Deputy General Manager

Aged 65. Obtained an engineering degree from McGill University in 1961. Joined the Bank in 1972 and appointed a Director in October 1995. Head of Loans / Securities Division. A member of the Management and Credit Committee of the Bank and a Director and Secretary of numerous subsidiaries within the Group. Brother-in-law of Mr Patrick Y B Fung.

非執行董事

邵逸夫爵士

94歲。邵氏兄弟(香港)有限公司及電視廣播有限公司行政主席。為知名慈善家並積極捐助香港及中國之慈善活動。一九七三年加入本銀行董事會，二零零一年三月二十九日榮休。

劉漢銓太平紳士 GBS

54歲。獲倫敦大學法律學士學位。劉漢銓律師行高級合夥人，現任立法會議員及中國人民政治協商會議全國委員會委員。現為僑福建設企業機構及北京控股有限公司之董事及市區重建局董事會成員。一九九六年加入本銀行董事會。

鄭漢鈞博士 GBS, JP

74歲。持有天津大學工程學位，曾為香港工程師學會會長。現為交通諮詢委員會主席，房屋委員會主席。天津發展控股有限公司、恒隆集團有限公司、格蘭酒店集團有限公司及恒隆地產有限公司董事。一九八七年加入本銀行董事會。

舒慧理先生

68歲。前美國紐約銀行集團副主席，現任顧問之職，擁有超過三十年國際銀行經驗。韓國蒲項鋼鐵有限公司及紐約商業銀行董事。一九九一年加入本銀行董事會，二零零一年五月二十四日榮休。

李國賢太平紳士

74歲。新興集團主席。本銀行審核委員會主席。西非洲貝寧共和國香港區名譽領事，香港獅子會眼庫主席，香港聾人福利會主席，香港肝壽基金會長，香港大學校董，香港理工大學校董顧問委員會委員。曾擔任國際獅子會三零三區總監及國際理事。一九九一年加入本銀行董事會。

NON-EXECUTIVE DIRECTORS

Sir Run Run Shaw

Aged 94. Executive Chairman of Shaw Brothers (Hong Kong) Limited and Television Broadcasts Limited. A well known philanthropist who has made significant donations in Hong Kong and China. Joined the Board of the Bank in 1973. Retired as a Director on 29th March, 2001.

The Hon Ambrose H C Lau, GBS, JP

Aged 54. Obtained Bachelor of Laws degree from University of London. Senior Partner of Chu and Lau, Solicitors and Notaries and presently a member of the Legislative Council and the National Committee of the Chinese People's Political Consultative Conference. A Director of the Hong Kong Parkview Group Limited and Beijing Enterprises Holdings Limited and a member of the Board of the Urban Renewal Authority. Joined the Board of the Bank in 1996.

Dr Cheng Hon Kwan, GBS, JP

Aged 74. Obtained an engineering degree from Tianjin University. Past President of The Hong Kong Institution of Engineers. Chairman of Transport Advisory Committee. Chairman of Housing Authority. Director of Tianjin Development Holdings Limited, Hang Lung Group Limited, Grand Hotel Holdings Limited and Hang Lung Properties Limited. Joined the Board of the Bank in 1987.

Mr Samuel F Chevalier

Aged 68. Past Vice Chairman of The Bank of New York Company, Inc. and presently serving in an advisory capacity, has over 30 years of experience as an international banker. A Director of Pohang Iron and Steel Co. Ltd., Korea and The Commercial Bank of New York. Joined the Board of the Bank in 1991. Retired as a Director on 24th May, 2001.

Mr Simon K Y Lee, JP

Aged 74. Chairman of Sun Hing Group of Companies. Chairman of the Audit Committee of the Bank. Honorary Consul of the Republic of Benin (West Africa) in Hong Kong. President of the Lions Eye Bank of Hong Kong. President of the Hong Kong Society for the Deaf. Chairman of the Hong Kong Liver Foundation. A member of the Court of the University of Hong Kong. A member of the Advisory Board of the Hong Kong Polytechnic University. Past District Governor of Lions District 303 and Past International Director of Lions Clubs International. Joined the Board of the Bank in 1991.

任宣正先生

52歲。美國紐約銀行高級副總裁及大中華區域總經理，香港分行總經理。持有紐約聖約翰大學碩士學位，具備超過二十年國際銀行經驗。本銀行審核委員會成員。一九九一年加入本銀行董事會。

白世禮先生

60歲。一九六八年獲迪臣大學工商管理碩士學位。美國紐約銀行執行副總裁，專責環球貿易融資及票據業務。曾於一九七七年至一九七九年任本銀行董事及經理。一九九五年十月再加入本銀行董事會，二零零二年三月十四日榮休。

何子珍先生

52歲。Nexgen Financial Holdings Limited 之總裁。一九七四年獲倫敦大學Imperial College頒發理學碩士學位(營運研究及管理學)。本銀行審核委員會成員。一九九七年加入本銀行董事會。

Mr Alan R Griffith

60歲。一九七一年獲Baruch College工商管理碩士學位。美國紐約銀行副主席，專責國際銀行業務。一九九九年加入本銀行董事會。

Mr Kenneth A Lopian

45歲。一九七九年獲美國斯克蘭頓大學理學士學位。美國紐約銀行高級副總裁及亞太區主管。二零零二年三月十四日加入本銀行董事會。

高級行政人員

馮建偉先生

助理總經理

50歲。紐約大學工商管理碩士，一九七六年加入本銀行，現為資訊科技處主管。本銀行管理委員會成員。

廖國慶先生

助理總經理

54歲。一九六二年加入本銀行，現為外滙及融資處主管。

Mr Michael J Ranieri

Aged 52. Senior Vice President and General Manager of The Bank of New York's Hong Kong Branch and Regional Manager for Greater China. Obtained a masters degree in arts from St. John's University, New York, and has been an international banker for over 20 years. A member of the Audit Committee of the Bank. Joined the Board of the Bank in 1991.

Mr N Morgan Brassler

Aged 60. Obtained MBA degree from Fairleigh Dickenson University in 1968. Executive Vice President of The Bank of New York with responsibility globally for trade finance and clearing services. Served as a Director and Manager of the Bank from 1977 to 1979. Rejoined the Board of the Bank in October 1995. Retired as a Director on 14th March, 2002.

Mr Ho Soo Ching

Aged 52. President of Nexgen Financial Holdings Limited. Obtained M.Sc (Operational Research and Management Science) from Imperial College, London in 1974. A member of the Audit Committee of the Bank. Joined the Board of the Bank in 1997.

Mr Alan R Griffith

Aged 60. Obtained a MBA degree from Baruch College in 1971. Vice Chairman of The Bank of New York and is responsible for its international banking sector. Joined the Board of the Bank in 1999.

Mr Kenneth A Lopian

Aged 45. Obtained BS degree from University of Scranton in 1979. Senior Vice President of The Bank of New York and Division Head of the Asia-Pacific Division. Joined the Board of the Bank on 14th March, 2002.

SENIOR EXECUTIVES

Mr Fung Kin Wai

Assistant General Manager

Aged 50. Obtained MBA degree from New York University. Joined the Bank in 1976. Head of Information Technology Division. A member of the Management Committee of the Bank.

Mr Liu Kwok Hing

Assistant General Manager

Aged 54. Joined the Bank in 1962. Head of Foreign Exchange and Treasury Division.

黃循球先生
助理總經理
48歲。一九七二年加入本銀行，現為零售銀行主管。香港金銀業貿易場理事。

陳駿發先生
助理總經理
50歲。一九九四年加入本銀行，永亨財務有限公司董事，並為該公司之汽車及器材貸款處總經理。

梁超華先生
助理總經理
43歲。一九九五年獲澳洲麥克里大學工商管理碩士。一九九六年加入本銀行，現為本銀行營運管理處主管。澳洲特許會計師公會會員。

冼國林先生
助理總經理
44歲。一九九六年加入本銀行，現為本銀行附屬公司永亨信用財務有限公司董事兼總經理。

阮少智先生
助理總經理
46歲。一九七四年加入本銀行，現為本銀行財務管理處主管。為英國特許公認會計師公會資深會員及香港會計師公會會員。

吳致樑先生
助理總經理
44歲。一九八二年獲香港中文大學工商管理碩士。曾於多間美國及本地財務機構任職。二零零一年四月加入本銀行。

包麗華女士
助理總經理
46歲。獲香港大學法律學士學位及法律學深造證書。一九八五年取得香港大律師資格。曾於香港聯合交易所任助理董事之職，擁有五年監管經驗。二零零一年加入本銀行，現為法律事務部主管。

Mr Stephen C K Wong
Assistant General Manager
Aged 48. Joined the Bank in 1972. Head of Retail Banking Group. A member of Executive and Supervisory Committee of the Chinese Gold and Silver Exchange Society.

Mr Edward C F Chan
Assistant General Manager
Aged 50. Joined the Bank in 1994. A Director of Wing Hang Finance Company Limited and General Manager of its Auto and Equipment Division.

Mr Stephen C W Leung
Assistant General Manager
Aged 43. Obtained MBA degree from Macquarie University, Sydney in 1995. Joined the Bank in 1996. Head of Operations Division of the Bank. An associate member of the Institute of Chartered Accountants in Australia.

Mr Sin Kwok Lam
Assistant General Manager
Aged 44. Joined the Bank in 1996. A Director and General Manager of Wing Hang Credit Limited, a subsidiary of the Bank.

Mr Stanley S C Yuen
Assistant General Manager
Aged 46. Joined the Bank in 1974. Head of Financial Management Division. A fellow member of The Association of Chartered Certified Accountants and an associate member of Hong Kong Society of Accountants.

Mr David C L Ng
Assistant General Manager
Aged 44. Obtained MBA degree from Chinese University of Hong Kong in 1982. Previously worked for various US and local financial institutions before joining the Bank in April 2001.

Ms Evelyn L W Pau
Assistant General Manager
Aged 46. Obtained LLB degree and PCLL from University of Hong Kong. Called to the Bar (Hong Kong) in 1985. Has five years' regulatory experience as an Assistant Director of The Stock Exchange of Hong Kong Limited before joining the Bank in 2001. Head of Legal and Compliance Department.

		1997	1998	1999	2000	2001
百萬港元	HK$ million					
股東資金*1	Shareholders' Funds*1	4,323	4,501	5,008	5,666	**6,045**
總存款	Total Deposits	42,464	43,430	44,645	48,236	**48,597**
客戶貸款	Advances to customers	32,933	31,903	32,331	33,666	**35,515**
總資產	Total Assets	47,395	48,445	50,441	54,530	**55,062**
股東應得之溢利	Profit Attributable to the Shareholders	871	503	683	901	**781**
股息	Dividends	347	182	250	358	**358**
港元	HK$					
每股盈利*2	Earnings per share*2	2.96	1.71	2.32	3.07	**2.66**
每股股息*2	Dividends per share*2	1.18	0.62	0.85	1.22	**1.22**
百分率	Percentage					
貸存比率	Loan to Deposit Ratio	77.6	73.5	72.4	69.8	**73.1**
資本充足比率	Capital Adequacy Ratio	13.5	14.8	16.0	16.2	**16.6**
平均流動資金比率	Average Liquidity Ratio	39.3	43.2	45.8	44.3	**45.3**
平均資產回報率	Return on Average Assets	2.03	1.05	1.38	1.72	**1.42**
平均股東資金回報率*1	Return on Average Shareholders' Funds*1	21.4	11.4	14.4	16.9	**13.3**

以上過去五年財務數字經予改列，以符合香港金融管理局所發出之監管政策手冊內「本地註冊認可機構披露財務資料」之要求。

The financial information above is extracted from the published annual accounts for the last five years, restated to comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

*1 *重報*

*1 *Restated*

*2 已按一九九七年五月之五送一紅股作出相應調整。

*2 Adjusted for one-for-five bonus issue in May 1997.

純利/平均股東資金回報率
Net Profit / Return on Average Shareholders' Funds


百萬港元
HK$ million
1,000
800
600
400
200
百分率
Percentage
25
20
15
10
5
97
98
99
00
01
純利
Net Profit
平均股東資金回報率
Return on Average Shareholders' Funds

股東資金/資本充足比率
Shareholders' Funds / Capital Adequacy Ratio


百萬港元
HK$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
百分率
Percentage
35
30
25
20
15
10
5
97
98
99
00
01
股東資金
Shareholders' Funds
資本充足比率
Capital Adequacy Ratio

客戶貸款/總存款/貸存比率
Advances to Customers / Total Deposits / Loan to Deposit Ratio


百萬港元
HK$ million
50,000
40,000
30,000
20,000
10,000
百分率
Percentage
100
80
60
40
20
97
98
99
00
01
客戶貸款
Advances to Customers
總存款
Total Deposits
貸存比率
Loan to Deposit Ratio

總資產/平均資產回報率
Total Assets / Return on Average Assets


百萬港元
HK$ million
60,000
50,000
40,000
30,000
20,000
10,000
百分率
Percentage
3.0
2.5
2.0
1.5
1.0
0.5
97
98
99
00
01
總資產
Total Assets
平均資產回報率
Return on Average Assets

每股股息/每股盈利
Dividends per share / Earnings per share


港元
HK$
3.5
3.0
2.5
2.0
1.5
1.0
0.5
97
98
99
00
01
每股股息
Dividends per share
每股盈利
Earnings per share

成本/收入/成本與收入比率
Cost / Income / Cost to Income Ratio


百萬港元
HK$ million
2,500
2,000
1,500
1,000
500
百分率
Percentage
50
40
30
20
10
97
98
99
00
01
成本
Cost
收入
Income
成本與收入比率
Cost to Income Ratio



馮鈺斌博士
董事長兼行政總裁
DR PATRICK Y B FUNG
Chairman and Chief Executive

二零零零年本港經濟增長強勁，有賴於出入口業之帶動，而美國為其主要之市場。二零零一年本港經歷了近期最困難的一年。在下半年度，由於美國經濟經多年過度增長而引起之調整，九一一事件令其經濟更難於短期內達到回復增長之希望。

本港在出口放緩百分之五點八，零售業下降百分之一點二，失業率創百分之六點七歷史高位及一片凍薪的環境下，本地生產總值錄得百分之零點一的增長。在通縮壓力下，地產市場受到打擊，縱使恒生指數在第四季強力反彈，但全年恒生指數仍下降超過百分之二十。

在此情況下，永亨銀行集團之除稅後盈利達港幣七億八千零五十萬元，去年則為港幣九億零一百二十萬元。每股盈利下降百分之十三點二至港幣二元六角六仙。董事會建議派發末期股息每股港幣八角五仙，連同年內已派發之中期股息每股港幣三角七仙，全年每股股息共達港幣一元二角二仙，與二零零零年相同。

2001 was one of the most difficult years in recent history for Hong Kong. The territory's strong growth in 2000 from its export business faced serious challenge as the United States went into a recession in the second half of 2001. The September 11 incident cast a long shadow over the United States economy, already labouring under the excesses of uninterrupted growth for the past decade.

Hong Kong's GDP grew only 0.1 percent as external trade shrank 5.8 percent, retail sales dipped 1.2 percent, unemployment rose to an historic high of 6.7 percent and wages remained stagnant. The property market continued to suffer under deflationary pressures and despite a fourth-quarter rally, the Hang Seng Index ended 2001 in the red, down by more than 20 per cent from the previous year.

Against this difficult environment, the Group recorded a profit of HK$780.5 million for 2001, compared to HK$901.2 million in 2000. Earnings per share eased 13.2 per cent to HK$2.66. The Board has recommended a final dividend of HK$0.85 per share. Together with the interim dividend of HK$0.37 paid in mid 2001, total dividends for the year amounted to HK$1.22 per share, equal to that of 2000.

本年度集團之平均資產回報率及平均股東資金回報率分別下降至百分之一點四二及百分之十三點三。集團之資本充足比率及平均流動資金比率分別為百分之十六點六及百分之四十五點三。

縱使貸款需求放緩，集團之客戶貸款上升百分之五點五至港幣三百五十五億二千萬元，其中消費信貸、汽車及機械貸款，以及國內貸款均錄得顯著增長。

總存款上升百分之零點七至港幣四百八十六億元。隨著利率協議取消及分層利率制度實施後，儲蓄存款錄得百分之二十五點一的顯著增長，集團之整體資金成本因而下降。

由於住宅樓宇按揭息差持續收窄，集團致力拓展消費信貸業務及擴大非利息收入基礎。年內，集團更致力拓展財富管理服務、人壽保險及信託基金產品，令非利息收入上升百分之三點三至港幣三億六千三百萬元。

年內，集團銳意拓展財資業務以提升集團過剩資金的回報率。為達到這個目標，集團將部份資金投放於高投資等級債券及債務證券上。

集團繼續支持社會公益事業，參與公益金舉辦的便服日籌款活動，共籌得善款達港幣三十七萬二千元。



集團積極支持社會公益事業。
The Group actively supports community activities.

Return on average assets and return on average shareholders' funds were both lower at 1.42 percent and 13.3 percent respectively, while the Group's capital adequacy ratio and average liquidity ratio were higher at 16.6 percent and 45.3 percent respectively.

Despite softening demand for loans, total advances to customers increased 5.5 percent to HK$35.52 billion with noticeable growth recorded in consumer finance, as well as vehicle and equipment finance and loans for use in China.

Total deposits increased 0.7 percent to HK$48.60 billion, with a significant growth of 25.1 percent recorded in savings deposits following the deregulation of interest rates and the introduction of the tier-interest rate structures. This has resulted in an overall lower cost of funds for the Group.

As the margins for residential mortgages remain thin, we have stepped up our efforts to bolster our consumer lending activities and to further broaden our fee income base. During the year, the Bank expanded its wealth management services with the addition of life insurance and unit trust products, which contributed to an overall 3.3 percent increase in non-interest income to HK$363.0 million.

This year we have expanded our treasury activities with a view to enhancing yields for our surplus liquidity. To achieve this, we have been investing excess liquidity in high investment grade bond and debt securities.

We remain committed to playing an active role in the community and took part in the Community Chest Dress Casual Day fund-raising program for consecutive years, raising a total of HK$372,000.

展望未來，預料本港在下半年將隨著美國經濟復甦而錄得正面增長，不過，由於本港經濟已出現結構性轉型及須面對經濟週期的困境，邁向復甦的過程將會困難重重。

內地生產總值於二零零二年若可保持百分之七點二之強勁增長，中國可說是整體世界經濟發展中最耀目的地區。憑著與這個強勁經濟動力的國家之獨特關係，特別是隨著中國加入世界貿易組織後所帶來的商機，香港必能從中獲益。

香港位處中國對外之門，本集團對其作為世界金融中心之地位抱樂觀態度，並將繼續努力為客戶及股東取得美滿的成績。

本人希望藉此機會對各同事們在這經濟環境惡劣的情況下所作出之努力致意。本人亦對董事會成員的鼎力支持及指引，以及各股東們對集團的信賴和支持，深感謝意。

董事長兼行政總裁
馮鈺斌 謹啟

香港 二零零二年三月十四日

Looking ahead, Hong Kong's economy is projected to turn positive in the latter half of 2002 as the US pulls out of recession. The road to recovery, however, will be tough, as the Hong Kong economy is faced with the dual challenge of structural adjustments and cyclical factors.

The mainland economy is one bright spot in the global economic landscape, with China's GDP growth for 2002 projected to come in at a robust 7.2 percent. Hong Kong stands to benefit from its unique relationship with the world's emerging economic powerhouse and in particular from new opportunities arising from China's entry into the WTO.

We at Wing Hang Bank are optimistic about Hong Kong's role as a world financial center at the doorstep of China and will continue to strive for a prosperous future for our customers and shareholders.

I wish to take this opportunity to extend my gratitude to my colleagues who have worked very hard during such difficult times. I am indebted to the Board of directors for their continued support and counsel. I am grateful to our shareholders who have continued to place their trust and support on us.

PATRICK Y B FUNG
Chairman and Chief Executive

Hong Kong, 14th March, 2002

經營業績

截至二零零一年十二月三十一日止年度，集團之除稅後盈利為港幣七億八千零五十萬元，去年則為港幣九億零一百二十萬元。每股盈利下跌百分之十三點二至港幣二元六角六仙。

財務回顧

縱使貸款需求放緩，集團之客戶貸款上升百分之五點五至港幣三百五十五億二千萬元，其中消費信貸、汽車及機械貸款，以及國內貸款均錄得顯著增長。

總存款上升百分之零點七至港幣四百八十六億元。隨著利率協議取消及分層利率制度實施後，儲蓄存款錄得百分之二十五點一的顯著增長，集團之整體資金成本因而下降。

由於淨利息收入下降百分之八點六，使集團截至二零零一年十二月三十一日止之總收入下降百分之六點五至港幣十八億八千零一十萬元。

息差由去年百分之三點一六收窄至本年度百分之二點七七，主要由於按揭利息收入減少及無利息成本資金之回報率下降所致。

由於住宅樓宇按揭息差持續收窄，集團致力拓展消費信貸業務及擴大非利息收入基礎。年內，集團更致力拓展財富管理服務及人壽保險產品，令非利息收入上升百分之三點三至港幣三億六千三百萬元。

在集團努力控制成本下，集團開支微升百分之零點八，至港幣五億八千七百二十萬元，開支收入比率則維持於百分之三十一點二之水平。

呆壞賬準備上升至港幣四億二千三百萬元，主要來自消費信貸，特別是信用卡欠款，以及為填補抵押品價值下降之差額作出準備。年內，不履行貸款總額與去年同期相若，維持在百分之三點八之水平。

Operating Results

For the year ended 31st December, 2001, Wing Hang Bank Group recorded a profit of HK$780.5 million compared to HK$901.2 million in 2000. Earnings per share eased 13.2 percent to HK$2.66.

Financial Review

Despite softening demand for loans, total advances to customers increased 5.5 percent to HK$35.52 billion with noticeable growth recorded in consumer finance, as well as vehicle and equipment finance and loans for use in China.

Total deposits increased 0.7 percent to HK$48.60 billion, with a significant growth of 25.1 percent recorded in savings deposits following the deregulation of interest rates and the introduction of the tier-interest rate structures. This has resulted in an overall lower cost of funds for the Group.

For the year ended 31st December, 2001, the Group's total revenue declined 6.5 percent to HK$1,880.1 million mainly due to a 8.6 percent decrease in net interest income.

Net interest margins for the year narrowed to 2.77 percent from 3.16 percent last year due to re-pricing on mortgages and lower yields on interest free funds.

As the margins for residential mortgages remain thin, we have stepped up our efforts to bolster our consumer lending activities and to further broaden our fee income base. During the year, the Bank expanded its wealth management services with life insurance products, which contributed to a 3.3 percent increase in non-interest income to HK$363.0 million.

With tight cost control efforts, expenses increased marginally by 0.8 percent to HK$587.2 million. Cost to income ratio for the year stood at 31.2 percent.

Charge for bad and doubtful debts increased to HK$423.0 million, primarily stemming from consumer lending, in particular, defaults in credit card payments as well as provisions required for topping up deficits due to the declining value of collateral. For the period under review, the level of non-performing loans remained almost at the same level as last year at 3.8 percent.

業務回顧

零售銀行業務

年內，由於市場競爭日趨激烈，集團之零售銀行採取了更主動的態度，向客戶推介貸款及存款服務。

貸款

由於經濟放緩，貸款需求疲弱，住宅樓宇按揭業務之低息競爭最為激烈，並導致息差進一步收窄。

鑑於息差日漸收窄，集團只會選擇性地拓展樓宇按揭業務，並會以優質服務取代低息競爭。

由於香港住宅按揭業務增長放緩，集團已積極拓展國內業務，為上海、深圳及廣州多個樓盤提供按揭貸款。

貸款組合

LOAN COMPOSITION


14%
10%
30%
16%
2%
17%
商業及貿易融資 / Commercial and Trade Financing
企業放款 / Loans to Corporate
住宅樓宇按揭 / Residential -individuals
非本地貸款 / Non-domestic loans
個人放款 / Loans to Individuals
股票有關之貸款 / Share Financing
物業發展及投資 / Property Development and Investment

消費信貸

消費信貸方面，集團透過信用卡處及永亨信用財務有限公司致力拓展這方面之業務。

BUSINESS REVIEW

Retail Banking

As the market has become increasingly more competitive during the year, the Retail Banking Group has taken a more pro-active approach in marketing its loan and deposit products to customers.

Loans

With a slowing economy and a soft demand for loans, pricing competition has been most acute in the residential mortgage sector, resulting in a further reduction in interest margins.

In view of the increasingly narrow interest margins, the Bank has approached the residential mortgage business with discretion and tried to compete for new market share through better service rather than lower rates.

To compensate for the slow growth in residential mortgages in Hong Kong, the Bank has expanded its China business, offering mortgage financing to Hong Kong residents for selected properties in Shanghai, Shenzhen and Guangzhou.

Consumer Finance

For consumer finance, the Bank has been expanding this area of business through its Credit Card Division as well as Wing Hang Credit Limited.


永亨財務

透過永亨財務，集團積極拓展汽車及器材貸款業務。
Through Wing Hang Finance, the Group actively promotes vehicle and equipment financing.

拓展中國業務 穩握市場商機

Expanding our foray into China



年內，本行參與多項在上海及北京之融資項目，隨著中國加入世界貿易組織，本行將繼續拓展這發展迅速及極具潛質的中國市場。

During the year, we have participated in a number of financing projects in Shanghai and Beijing. With China's accession into the WTO, we will continue with our foray into this rapidly expanding market offering enormous business opportunities.

由於吸納信用卡新客戶計劃及聯營卡計劃相當成功，截至二零零一年十二月三十一日止，信用卡應收賬上升百分之三十四點八至港幣四億六千三百一十萬元。

集團透過永亨信用財務有限公司集中發展個人「目的」貸款，包括稅務及汽車貸款等。年內，稅務貸款上升百分之七點八。該公司並推出創新的循環貸款，配合不同客戶的個人貸款需要。

在中小型企業貸款方面，集團為這個重要市場設立了嶄新貸款計劃，為財政穩健及業務前景良好的客戶提供營運資金貸款。

集團並透過永亨財務有限公司為中小型企業提供多項貸款計劃，包括汽車及機械貸款，令運輸及機械貸款業務顯著上升。年內，該公司貸款上升百分之二十六點九。

存款

存款方面，總存款上升百分之零點七至港幣四百八十六億元，隨著利率協議取消及分層利率制度實施後，儲蓄存款錄得百分之二十五點一的顯著增長，集團之整體資金成本因而下降。

存款組合

DEPOSIT MIX


35%
65%
5%
81%
外幣存款 / Foreign Currency
港元存款 / Hong Kong Dollar
短期存款 / Demand Deposit
儲蓄存款 / Savings Deposit
定期存款 / Time Deposit

For the year ended 31st December, 2001, credit card receivables increased by 34.8 percent to HK$463.1 million following successful card recruitment campaigns and new affinity card programs.

Through Wing Hang Credit Limited, the Bank has focussed on 'purpose' personal loans such as tax and automobile loans. For example, tax loans grew by 7.8 percent compared to last year. The subsidiary also introduced an innovative revolving credit product to suit customers' individual borrowing requirements.

For small and medium enterprises (SME), the Bank initiated a new loan program to support this important segment of the market. The new program offers working capital loans to qualified customers with sound financial standing and good business prospects.

The Bank has also extended credit facilities to SMEs through Wing Hang Finance Company Limited to promote vehicle and equipment financing, resulting in significant increases in transport and equipment finance. During the year, the company recorded a 26.9 percent growth in loan assets.

Deposits

On the deposit side, total deposits increased 0.7 percent to HK$48.60 billion, with a significant growth of 25.1 percent recorded in savings deposits following the deregulation of interest rates and the introduction of the tier-interest rate structures. This has resulted in an overall lower cost of funds for the Group.

積極進取　拓展產品服務

Taking a proactive approach in business development


永 亨 銀 行
「動盪市場中的投資策略」講座
中小企業

鑑於本港經濟放緩及貸款需求疲弱，本集團在業務推廣方面採取積極態度，不斷尋找新商機，與客戶保持密切關係，務求為他們提供度身訂造的銀行服務。本行的業務推廣主任將會更為進取，確保為客戶提供滿意的服務。

To meet with a slowing economy and soft demand for loans, we strive to take on a more proactive role in our business by seeking out new opportunities and working closely with our customers to provide banking facilities tailored to their needs. Our marketing staff will go the extra mile to ensure customer satisfaction.

財富管理、保險及股票買賣
由於息率持續下降，集團為客戶提供了多項高回報的存款及投資服務。

自本年第二季開始，集團推出了一系列單位信託基金、債券及票據等投資工具產品，並取得理想之成績。透過銀行售出的單位信託基金總數超逾港幣三億元。

為提供個人理財服務，集團在各分行增添了客戶服務主任，以解答客戶之疑問及推介銀行的新產品及各項服務。

這些客戶服務主任均定時接受培訓，以增強知識及充分瞭解市場上日新月異之投資產品及服務。年初，本行推出尊貴理財服務，為尊貴客戶提供優先銀行服務及各項尊貴優惠。

永亨保險

集團的保險業務亦取得理想成績。在強制性公積金及一般保險業務方面均錄得穩定增長。自集團與多間銀行合作組成聯營公司 — 香港人壽保險有限公司後，已開始推出本行的人壽保險服務。


香港人壽
hong kong life

自成立香港人壽保險有限公司後，集團已開始推出本行的人壽保險服務。
The Bank now offers its own life insurance products with the formation of Hong Kong Life Insurance Co. Ltd.

Wealth Management, Insurance and Share Brokerage
With interest rates continuing to drop, the Bank has introduced high-yield savings and investment alternatives for its customers through professional wealth management products.

Since the second quarter of the year, the Bank has offered an array of unit trust funds, bonds and notes as well as other investment instruments. Total unit trust funds sold through the Bank exceeded HK$300.0 million.

Additional customer service officers were deployed at the branches to provide more personalized services to the Bank's customers, to answer their enquiries and to cross-sell new products and services.

These customer contact staff receive regular training from the Bank so that they are well equipped with the necessary knowledge of the market's increasingly sophisticated investment products and services. For select customers, the Bank initiated the Elite Banking concept earlier in the year, which offers high-net-worth customers priority service and special privileges.

Wing Hang Insurance

Wing Hang Insurance Agency and Brokerage achieved satisfactory performance during the year with steady growth recorded in MPF and the general insurance business. The Bank now offers its own life insurance products with the formation of Hong Kong Life Insurance Company Limited, an associate company set up last year with several banking partners.

擴大收入基礎　提供多元化產品

Diversifying our range of products to broaden income base


WING HANG
ELITE


投資雙冠軍
永亨銀行
投資服務
永亨銀行

除傳統按揭業務外，集團繼續透過分行網絡，拓展多元化產品，包括單位信託基金、債券基金及証券票據等金融工具。此外，集團透過最近成立的聯營公司香港人壽，為客戶提供多項人壽保險服務。

Aside from the traditional mortgage business, the Group has continued to broaden and diversify into multi-products in its branch network through the marketing of unit trust funds, bond funds, equity linked notes and such other money market instruments. Through Hong Kong Life Insurance, a recently established affiliate of the Group, we also offer a full range of life insurance products.

永亨證券

永亨證券保持穩定的營業額，與市場之交投相若。該公司並計劃於本年底前推出 IVR（話音互動系統）股票買賣服務。

企業銀行

在企業貸款方面，通縮環境促使本行之客戶減少存貨及降低貸款比率，由於內地生產總值持續有高增長，再加上加入世界貿易組織後商機更多，繼續吸引本港投資者到國內投資，增加了本行在國內的貸款商機。

中國業務方面，為盡量利用國內經濟迅速增長帶來之商機，企業融資處與深圳分行及上海、廣州等地之代表辦事處攜手合作，盡力協助北上投資的本港廠家，為他們提供各類融資服務，並為在國內發展的地產商提供項目融資。

為配合市場需求的增加，深圳分行為本港在珠江三角洲一帶置業的買家提供住宅樓宇按揭貸款。

財資業務

年內，集團鋭意拓展財資業務以提升集團過剩資金的回報率。為達到這個目標，集團將部分資金投放於高投資等級債券及債務證券上。

澳門永亨

集團在澳門之業務亦表現理想，澳門永亨之業績於當地銀行業表現突出，雖然盈利輕微下跌百分之四點八至葡幣一億二千零一十萬元，但在疲弱的經濟環境下，貸款及存款方面均錄得穩健增長。淨利息收入微跌百分之四，而非利息收入卻上升百分之三點三。

Wing Hang Share Brokerage

Wing Hang Share Brokerage, the Bank's share broking arm, maintained a turnover that was in line with the market. The company is planning to introduce IVR (Interactive Voice Response) share trading later in the year.

Corporate Banking

In view of the deflationary environment, our customers have continued to de-leverage their borrowings and reduce their inventory . This situation, however, has been compensated by increased lending opportunities in China where high GDP growth and entry to the WTO continue to attract Hong Kong investors.

During the year, the Bank's Corporate Banking Division in Hong Kong, in co-operation with our Shenzhen Branch and representative offices in Shanghai and Guangzhou, has provided credit facilities to Hong Kong manufacturers who have shifted their capital investments to China. It also offered project financing for Hong Kong developers who have diversified their investments across the border.

The Shenzhen Branch has also extended residential mortgages to satisfy the increasing demand of Hong Kong residents purchasing flats in the Pearl Delta.

Treasury

Wing Hang Bank has been expanding its treasury function with a view to enhancing yields for its surplus liquidity. This has been achieved by investing excess liquidity in high investment grade bond and debt securities.

Macau

In Macau, Banco Weng Hang has continued to out-perform the local banking sector. While profits dropped marginally by 4.8 percent to 120.1 million Macau patacas, the Macau subsidiary achieved steady growth in loans and deposits despite the weakening economy. Net interest income dropped slightly by 4.0 percent while fee income increased by 3.3 percent.

董事會謹將截至二零零一年十二月三十一日止之年度營業報告及已審核之賬目送呈各股東省覽。

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31st December, 2001.

主要業務

本銀行及其附屬公司之主要業務為經營銀行及有關之財務服務。

本銀行及其附屬公司之主要業務及地區劃分之業務分析載於賬目附註二十八。

PRINCIPAL ACTIVITIES

The Bank and its subsidiaries are engaged in commercial banking and related financial services.

The analysis of the principal activities and geographical locations of operations of the Bank and its subsidiaries during the year are set out in Note 28 to the Accounts.

業績

截至二零零一年十二月三十一日止年度之集團盈利載於本年報第三十一頁內，有關已派發或建議派發之股息載於賬目附註八。

RESULTS

The profit of the Group for the year ended 31st December, 2001 is set out on page 31. Particulars of dividends which have been paid or which are recommended are set out in Note 8 to the Accounts.

主要客戶

董事會認為本集團五位最大客戶佔本集團總收入少於百分之三十。

MAJOR CUSTOMERS

The Directors believe that the Group's five largest customers accounted for less than 30.0% of the Group's total income.

固定資產

本集團及本銀行於本年度內之固定資產變動狀況載於賬目附註二十一。

FIXED ASSETS

Details of the movements in fixed assets of the Group and of the Bank during the year are set out in Note 21 to the Accounts.

股本及儲備

本集團及本銀行於本年度內之股本及儲備變動狀況載於賬目附註二十三及二十四。

CAPITAL AND RESERVES

Details of the movements in capital and reserves of the Group and of the Bank during the year are set out in Notes 23 and 24 to the Accounts.

審核委員會

本銀行審核委員會於一九九二年成立。該委員會每年舉行三次會議，成員名單刊於本年報第四頁。

審核委員會須向董事會負責而其主要責任包括審查本銀行的財務報告及內部監控運作。

AUDIT COMMITTEE

The Audit Committee of the Bank was formed in 1992. The Committee meets three times a year, and its composition is shown on page 4.

The Audit Committee is answerable to the Board and the principal duties of the Committee include the review of the Bank's financial reporting and internal controls.

薪酬委員會

薪酬委員會於一九九五年成立。該委員會每年舉行一次會議，評估及批准本銀行行政總裁之薪酬及福利，成員名單刊於本年報第四頁。

COMPENSATION COMMITTEE

The Compensation Committee was formed in 1995. The Committee meets once a year to evaluate and approve the remuneration policy and package for the Chief Executive of the Bank. Its composition is shown on page 4.

慈善捐款

本年度內本集團對各項慈善機構之捐款約為港幣三十五萬七千元。

CHARITABLE DONATIONS

During the year the Group made donations for charitable purposes amounting to approximately HK$357,000.

董事

於本年報通過日董事會各同寅之芳名請參閱本年報第四頁。

董事邵逸夫爵士、舒惠理先生及白世禮先生分別於二零零一年三月二十九日、二零零一年五月二十四日及二零零二年三月十四日榮休，董事會對邵逸夫爵士、舒惠理先生及白世禮先生多年之指導及貢獻，深表謝意。

Mr Kenneth A Lopian於二零零二年三月十四日獲委任為本銀行董事，但於即將舉行的股東週年大會告退，但可再選復任。

董事鄭漢鈞博士、馮鈺聲先生及何志偉先生等依照註冊章程均應告退，但可再選復任。

DIRECTORS

The Directors of the Bank up to the date of the report are shown on page 4.

Sir Run Run Shaw, Mr Samuel F Chevalier and Mr N Morgan Brassler retired as Directors of the Bank on 29th March, 2001, 24th May, 2001 and 14th March, 2002 respectively. The Board would like to express its deep appreciation to Sir Run Run Shaw, Mr Chevalier and Mr Brassler for their wise counsel and many valuable contributions over the years.

Mr Kenneth A Lopian was appointed as a Director of the Bank on 14th March, 2002. He will retire at the forthcoming Annual General Meeting and, being eligible, offer himself for re-election.

In accordance with the Bank's Articles of Association, Dr Cheng Hon Kwan, Mr Michael Y S Fung and Mr Louis C W Ho retire by rotation and, being eligible, offer themselves for re-election.

獨立非執行董事袍金

本銀行每位獨立非執行董事於截至二零零一年十二月三十一日之年度內，各收取董事袍金港幣十萬元正。

INDEPENDENT NON-EXECUTIVE DIRECTORS' FEES

Each of the independent Non-executive Directors of the Bank received HK$100,000 director's fee for the year ended 31st December, 2001.

主要股東權益

根據主要股東持股紀錄，除披露於董事及行政總裁權益項下，各主要股東於二零零一年十二月三十一日持有本銀行股本之權益如下：

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 31st December, 2001, save as mentioned under the section headed "Directors' and Chief Executive's Interests", the Substantial Shareholder of the Bank according to the Register of Substantial Shareholders' Interests was as follows:

姓名 Name	所持股數 Number of shares
BNY International Financing Corporation	73,800,000

(美國紐約銀行集團全資附屬公司。A wholly owned subsidiary of The Bank of New York Company, Inc.)

根據一項於一九九六年八月二十二日訂立之股東協議，BNY International Financing Corporation、馮鈺斌先生、馮鈺聲先生、保定有限公司、YKF Trustee Holding Inc.及泰華置業有限公司同意保留本銀行已發行股份合共百分之三十七點五之聯合控制權。根據證券(公開權益)條例，以上各股東各自被視為於110,035,688股本銀行股份中擁有權益。

Pursuant to a shareholders' agreement dated 22nd August, 1996, BNY International Financing Corporation, Messrs Patrick Y B Fung and Michael Y S Fung, Po Ding Company Limited, YKF Trustee Holding Inc. and Majestic Investment Company Limited agree to retain joint control over an aggregate of 37.5% of the share capital of the Bank. According to the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), the parties are, therefore, each deemed to be interested in 110,035,688 shares of the Bank.

董事及行政總裁權益

根據董事及行政總裁持股紀錄，各董事及行政總裁於二零零一年十二月三十一日持有本銀行股本之權益如下：

Directors' and Chief Executive's Interests

As at 31st December, 2001, the Directors' and Chief Executive's Interests in the share capital of the Bank according to the Register of Directors' and Chief Executive's Interests were as follows:

姓名	Name	所持股數 Number of shares 個人 Personal	家庭 Family	公司 Corporate	其他 Other	合計 Total
馮鈺斌	Patrick Y B Fung	2,952,000	-	-	58,973,600 (1&2)	61,925,600 (4)
王家華	Frank J Wang	-	-	-	40,000 (1)	40,000
馮鈺聲	Michael Y S Fung	3,036,000	-	-	58,957,600 (1&2)	61,993,600 (4)
何志偉	Louis C W Ho	100,000	60,000	-	58,957,600 (1&2)	59,117,600 (4)
李國賢	Simon K Y Lee	-	-	193,800 (3)	-	193,800
劉漢銓	Ambrose H C Lau	101,500	-	-	-	101,500
何子珍	Ho Soo Ching	10,000	-	-	-	10,000

附註：

(1) 董事會於一九九四年三月十日及二零零一年三月十日議決根據一九九三年六月九日通過之認股權計劃，授予董事及行政人員認股權，下列董事經接納下列認股權：

Notes:

(1) On 10th March, 1994 and 10th March, 2001, the Board approved the granting of certain share options to Directors and Executives of the Bank, pursuant to the Share Option Scheme adopted on 9th June, 1993, and the following Directors have accepted the following options:

姓名	Name	一九九四年三月十日授予認股權之股份數目 Number of shares in options granted on 10th March, 1994	二零零一年三月十日授予認股權之股份數目 Number of shares in options granted on 10th March, 2001	認股權之股份總數 Total number of shares in options
馮鈺斌	Patrick Y B Fung	30,000	50,000	80,000
王家華	Frank J Wang	-	40,000	40,000
馮鈺聲	Michael Y S Fung	24,000	40,000	64,000
何志偉	Louis C W Ho	24,000	40,000	64,000

一九九四年三月十日授予之認股權可於一九九五年三月十日至二零零四年三月九日期間行使，認購價為每股港幣14.83元。二零零一年三月十日授予之認股權可於二零零二年三月十日至二零一一年三月九日期間行使，認購價為每股港幣23.60元

The options granted on 10th March, 1994 are exercisable between 10th March, 1995 and 9th March, 2004 at a subscription price of HK$14.83 per share and the options granted on 10th March, 2001 are exercisable between 10th March, 2002 and 9th March, 2011 at a subscription price of HK$23.60 per share.

(2) 其中58,893,600股乃透過多項家族信託基金持有，而合資格之受益人為馮鈺斌先生、馮鈺聲先生、何志偉夫人、彼等之子女及其他人仕。

(2) 58,893,600 shares held under various family trusts in which Messrs Patrick Y B Fung, Michael Y S Fung and Louis C W Ho's spouse together with their respective issues and other persons are eligible beneficiaries.

(3) 該類股份由公司持有，李國賢先生擁有該公司三分一以上之投票權。

(3) Such shares were held through a corporation in which Mr Simon K Y Lee controls more than one-third of the voting power.

(4) 馮鈺斌先生及馮鈺聲先生所持有之全部股份與認股權及於附註(2)提及之股份已包括於上述主要股東權益項下之110,035,688股內，其中一項信託基金持有之10,639,200股除外。

(4) All shares and options held by Messrs Patrick Y B Fung and Michael Y S Fung, and shares under note (2), except for 10,639,200 shares held by a trust, are a parcel of the 110,035,688 shares of the Bank which are mentioned above in the section headed "Substantial Shareholders' Interests".

除上文所述外，於二零零一年十二月三十一日，根據證券(公開權益)條例，各董事、行政總裁及其有關人仕概無於本銀行及其聯營公司之股本中佔有其他實質權益。

認股權資料

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行股份，作為對僱員的獎勵。二零零一年九月一日之前，認購價為認股權授予日期前五個營業日於香港聯合交易所有限公司(「聯交所」)之平均收市價的百分之八十。二零零一年九月一日之後，認購價須至少為下列兩者中的較高者：

i) 股份於授予日在聯交所之收市價，該日必須為營業日，及

ii) 股份於授予日前五個營業日在聯交所的平均收市價。

認股權於行使前必須持有最少一年，並可於授予日的第一週年至第十週年期間行使，接受認股權須付港幣一元，該認股權計劃將於二零零三年六月九日終止。

根據認股權計劃可予發行的股份數目最多不得超過本銀行於批准通過該計劃時已發行股本百分之五。於二零零一年十二月三十一日，根據認股權計劃可予發行之普通股為13,909,000股或佔本銀行已發行股本百分之四點七。

於二零零一年十二月三十一日，本銀行之董事及僱員持有本銀行股份認股權之權益如下(二零零一年十二月三十一日每股市值為港幣25元)。

Save as disclosed, none of the Directors, the Chief Executive and their associates had any other beneficial interests in the securities of the Bank or any of its associated corporations (within the meaning of SDI Ordinance) at 31st December, 2001.

SHARE OPTION INFORMATION

Pursuant to the approved Share Option Scheme, the directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as incentive to them. Prior to 1st September, 2001, the option price was 80% of the average last dealt price on The Stock Exchange of Hong Kong Limited ("SEHK") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the option price should be at least the higher of:

i) the closing price of the shares on the SEHK on the date of the grant, which must be a trading day, and

ii) the average closing price of the shares on the SEHK for the five business days immediately preceding the date of grant.

The option must be held for at least one year and can be exercised between the first and the tenth anniversaries of the date of grant. The amount payable on acceptance of the share option was HK$1. The share option scheme will be terminated on 9th June, 2003.

The maximum number of shares in respect of which options may be granted under the Share Option Scheme may not exceed 5% of the issued share capital of the Bank as at the date of approval of the scheme. At 31st December, 2001, total number of ordinary shares available for issue under the Share Option Scheme is 13,909,000 or 4.7% of the issued share capital of the Bank.

At 31st December, 2001, the directors and employees of the Bank had the following interest in option to purchase for the shares of the Bank (market value per share at 31st December, 2001 is HK$25.00).

		二零零一年十二月三十一日之股份數目 31st December, 2001 No. of shares	二零零零年十二月三十一日之股份數目 31st December, 2000 No. of shares	授予日期 Date granted	已行使之股份數目 No. of shares exercised	認購價 Option price	認股權授予日之每股市值 Market value per share at date of grant of options	股份於行使前一日之每股加權平均收市價 Weighted average closing price per share at preceding day before exercise date
董事	Directors							
馮鈺斌	Patrick Y B Fung	30,000	30,000	10/03/1994	-	HK$14.83	HK$18.25	-
		50,000	-	10/03/2001	-	HK$23.60	HK$29.00	-
王家華	Frank J Wang	40,000	-	10/03/2001	-	HK$23.60	HK$29.00	-
馮鈺聲	Michael Y S Fung	24,000	24,000	10/03/1994	-	HK$14.83	HK$18.25	-
		40,000	-	10/03/2001	-	HK$23.60	HK$29.00	-
何志偉	Louis C W Ho	24,000	24,000	10/03/1994	-	HK$14.83	HK$18.25	-
		40,000	-	10/03/2001	-	HK$23.60	HK$29.00	-
其他僱員	Other Employees	24,000	48,000	10/03/1994	24,000	HK$14.83	HK$18.25	HK$31.00
		240,000	-	10/03/2001	-	HK$23.60	HK$29.00	-
		512,000	126,000		24,000			

已授出之認股權未行使前不會在賬目列賬。一九九四年三月十日所授予認股權之認購價因於一九九七年五月之五送一紅股而調整為港幣14.83元。二零零一年授予認股權之價值乃採用柏力克－舒爾斯期權價格模式估計，於授予日為港幣10.55元。該項估計採用以下之數據：

The share options granted are not recognized in the accounts until they are exercised. The option price of share options granted on 10th March, 1994 for HK$14.83 was after adjustment of one for five bonus issue in May 1997. The value per option granted in 2001 estimated at the date of grant using the Black-Scholes pricing model was HK$10.55. The assumption used are as follows:

無風險利率（百分率）	Risk-free interest rate (%)	5.94
預期有效年期（年）	Expected life (in years)	9.5
波幅（百分率）	Volatility (%)	44.96
預期股息率（百分率）	Expected dividend yield (%)	4.97

柏力克－舒爾斯期權價格模式的設計旨在評估並無授出限制，並且可以自由轉讓之買賣期權之公平價值。此外該期權之價格模式採用了非常主觀的假設數據，其中包括預期之股價波幅。由於本銀行之認股權的特性與其他買賣期權有莫大分別，再加上主觀假設數據之改變對公平價值的估計有重大影響，故此柏力克－舒爾斯期權價格模式不一定能對該認股權之公平價值提供可靠的量度準則。

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Bank's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share option.

董事會的權益

本年度末或本年度內本銀行或其附屬公司並無訂立使其董事享有權益之重要合約。

Directors' Interests in Contracts

No contract of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

除上述之認股權計劃外，本年內本銀行或其附屬公司從未簽訂任何合約致使本銀行各董事因取得本銀行或其他法人團體之股份或債券而獲益。

Except for the above mentioned Share Option Scheme of the Bank, at no time during the year was the Bank or any of its subsidiaries a party to any arrangements to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

各董事並未與本銀行簽訂任何服務合約。

None of the Directors of the Bank has a service contract with the Bank.

購買、出售或贖回上市證券

截至二零零一年十二月三十一日止年度內，本銀行或其任何附屬公司並無購買、出售或贖回本銀行之股份。

Purchase, Sale or Redemption of Listed Securities

There were no purchases, sales or redemptions by the Bank or any of its subsidiaries, of the Bank's shares during the year ended 31st December, 2001.

符合最佳實務守則

除卻非執行董事之任期沒有訂定外，本銀行於年內已遵照聯交所上市規則所載最佳實務守則之指引。

Compliance with the Code of Best Practice

The Bank has complied throughout the year with the Code of Best Practice as set out in the Listing Rules of SEHK, except that a specified term was not fixed for the appointment of Non-executive Directors.

符合「本地註冊認可機構披露財務資料」之要求

本年度之賬目已經完全遵照香港金融管理局發出之監管政策手冊「本地註冊認可機構披露財務資料」所載的要求而編製。

Compliance with the Module on "Financial Disclosure by Locally Incorporated Authorised Institutions"

The annual accounts have complied fully with the module on the "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

核數師

賬目經由畢馬威會計師事務所審核。

在即將舉行的股東週年大會上，將提請復聘畢馬威會計師事務所為本銀行核數師。

Auditors

The accounts have been audited by KPMG.

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

承董事會命

董事長兼行政總裁
馮鈺斌 謹啟

香港 二零零二年三月十四日

On behalf of the Board

Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 14th March, 2002

致永亨銀行有限公司各股東
(於香港註冊成立的有限公司)

TO THE SHAREHOLDERS OF WING HANG BANK, LIMITED
(Incorporated in Hong Kong with limited liability)

本核數師(以下簡稱「我們」)已審核刊於第三十一頁至第八十頁按照香港公認會計原則編製的賬項。

We have audited the accounts on pages 31 to 80 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師的責任

香港公司條例規定董事須編製真實與公平的賬項。在編製該等賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並説明任何未有遵守現有會計準則的原因。

我們的責任是根據我們審核工作的結果，對該等賬項作出獨立意見，並向股東報告。

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製該等賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴銀行及貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and the Group's circumstances, consistently applied and adequately disclosed.

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等賬項是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為上述的賬項均真實與公平地反映　貴銀行及貴集團在二零零一年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例適當編製。

畢馬威會計師事務所
香港執業會計師

香港　二零零二年三月十四日

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view, of the state of affairs of the Bank and of the Group as at 31st December, 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 14th March, 2002

Consolidated Profit and Loss Account

二零零一年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2001
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2001	2000 (重報) (restated)
利息收入	Interest income		3,275,342	4,313,658
利息支出	Interest expense		(1,758,320)	(2,654,227)
淨利息收入	Net interest income		1,517,022	1,659,431
其他營業收入	Other operating income	4(a)	363,049	351,430
營業收入	Operating income		1,880,071	2,010,861
營業支出	Operating expenses	4(b)	(587,176)	(582,234)
扣除準備金前之營業溢利	Operating profit before provisions		1,292,895	1,428,627
呆壞賬準備	Charge for bad and doubtful debts	17	(423,004)	(367,231)
營業溢利	Operating profit		869,891	1,061,396
重估投資物業及出售有形固定資產之溢利／(虧損)	Gains/(losses) on revaluation of investment properties and disposal of tangible fixed assets	5	6,222	(427)
出售持有至到期日證券之溢利	Profit on disposal of held-to-maturity securities		4,794	3,684
出售非持作買賣用途證券之溢利／(虧損)	Profit/(losses) on disposal of non-trading securities		26,682	(384)
持有至到期日證券之準備金回撥／(撥備)	Provisions written back/(made) for held-to-maturity securities		4,367	(40)
正常業務的溢利	Profit on ordinary activities		911,956	1,064,229
應佔聯營公司之淨虧損	Share of net losses in associated companies		(21,229)	-
除税前溢利	Profit before taxation		890,727	1,064,229
税項	Taxation	6	(110,223)	(162,567)
除税後溢利	Profit after taxation		780,504	901,662
少數股東權益所佔之虧損／(溢利)	Losses/(profit) attributable to minority interests		7	(474)
本銀行股東應得之溢利	Profit attributable to the shareholders	7 & 24	780,511	901,188
是年度分配股息：	Dividends attributable to the year:			
年度派發中期股息	Interim dividend paid during the year		108,569	108,560
低估／(高估)去年之末期股息	Underprovision/(overprovision) of final dividend in respect of previous year		20	(114)
年結後擬派末期股息	Final dividend proposed after the balance sheet date		249,414	249,393
		8	358,003	357,839
			HK$	HK$
每股盈利	Earnings per share			
基本及攤薄	Basic and diluted	11	2.66	3.07
每股股息	Dividend per share			
中期	Interim		0.37	0.37
擬派末期	Final		0.85	0.85
			1.22	1.22

第三十六頁至第八十頁之附註構成本年結一部份。

The notes on pages 36 to 80 form part of these accounts.

綜合確認損益表
Consolidated Statement of Recognised Gains and Losses

二零零一年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2001
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2001	2000
因出售非持作買賣用途證券而實現之收益	Realisation on disposal of non-trading securities	24	(26,023)	-
重估非持作買賣用途證券之未實現（虧損）／溢利	Unrealised (losses)/profit on revaluation of non-trading securities	24	(17,306)	42,529
換算調整	Exchange adjustments	24	(36)	434
損益賬內沒確認的淨（虧損）／收益	Net (losses)/gains not recognised in the profit and loss account		(43,365)	42,963
本銀行股東應得之溢利	Profit attributable to the shareholders		780,511	901,188
確認總收益	Total recognised gains	25	737,146	944,151

第三十六頁至第八十頁之附註構成本年結一部份。

The notes on pages 36 to 80 form part of these accounts.

綜合資產負債表
Consolidated Balance Sheet

二零零一年十二月三十一日結算
(以港幣千元位列示)

As at 31st December, 2001
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2001	2000 (重報) (restated)
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	12	9,773,340	13,661,195
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	22	2,711,269	3,360,465
貿易票據已減除準備	Trade bills less provisions	13	285,273	231,497
存款證	Certificates of deposit held	14 & 22	452,814	138,830
持作買賣用途證券	Trading securities	15	6,542	-
客戶之貸款及其他賬項已減除準備	Advances to customers and other accounts less provisions	16(a)	35,658,856	33,719,836
持有至到期日證券及非持作買賣用途證券	Held-to-maturity and non-trading securities	18	4,838,496	2,331,104
聯營公司投資	Investments in associated companies	20	60,771	29,800
有形固定資產	Tangible fixed assets	21	1,272,196	1,054,324
商譽	Goodwill	2(e)	2,035	2,617
總資產	Total assets		55,061,592	54,529,668
負債	**LIABILITIES**			
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	22	412,980	214,695
客戶之往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	22	45,697,763	45,933,071
已發行之存款證	Certificates of deposit issued	22	2,486,419	2,088,568
其他賬項及準備	Other accounts and provisions		397,249	602,651
總負債	Total liabilities		48,994,411	48,838,985
資本來源	**CAPITAL RESOURCES**			
股本	Share capital	23	293,429	293,405
儲備	Reserves	24	5,751,872	5,372,376
股東資金	Shareholders' funds	25	6,045,301	5,665,781
少數股東權益	Minority interests		21,880	24,902
總負債及資本來源	Total liabilities and capital resources		55,061,592	54,529,668

馮鈺斌	*董事長兼行政總裁*	**Patrick Y B Fung**	*Chairman and Chief Executive*
王家華	*董事兼副行政總裁*	**Frank J Wang**	*Director and Deputy Chief Executive*
馮鈺聲	*董事兼總經理*	**Michael Y S Fung**	*Director and General Manager*
何志偉	*董事兼秘書*	**Louis C W Ho**	*Director and Secretary*

第三十六頁至第八十頁之附註構成本年結一部份。

The notes on pages 36 to 80 form part of these accounts.

二零零一年十二月三十一日結算
(以港幣千元位列示)

As at 31st December, 2001
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2001	2000 (重報) (restated)
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	12	9,447,215	12,968,630
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	22	2,622,528	3,276,166
貿易票據已減除準備	Trade bills less provisions	13	249,276	197,399
存款證	Certificates of deposit held	14 & 22	452,814	138,830
客戶之貸款及其他賬項已減除準備	Advances to customers and other accounts less provisions	16(a)	29,051,650	27,861,398
附屬公司欠款	Amounts due from subsidiaries		2,665,402	2,336,088
持有至到期日證券及非持作買賣用途證券	Held-to-maturity and non-trading securities	18	4,190,439	2,175,145
附屬公司投資	Investments in subsidiaries	19	368,672	365,657
聯營公司投資	Investments in associated companies	20	82,000	29,800
有形固定資產	Tangible fixed assets	21	976,819	761,759
總資產	Total assets		50,106,815	50,110,872
負債	**LIABILITIES**			
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	22	408,841	209,982
客戶之往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	22	33,863,501	33,828,666
已發行之存款證	Certificates of deposit issued	22	2,486,419	2,088,568
其他賬項及準備	Other accounts and provisions		208,396	371,066
附屬公司存款	Amounts due to subsidiaries		8,200,317	9,018,284
總負債	Total liabilities		45,167,474	45,516,566
資本來源	**CAPITAL RESOURCES**			
股本	Share capital	23	293,429	293,405
儲備	Reserves	24	4,645,912	4,300,901
股東資金	Shareholders' funds		4,939,341	4,594,306
總負債及資本來源	Total liabilities and capital resources		50,106,815	50,110,872

馮鈺斌	*董事長兼行政總裁*	**Patrick Y B Fung**	*Chairman and Chief Executive*
王家華	*董事兼副行政總裁*	**Frank J Wang**	*Director and Deputy Chief Executive*
馮鈺聲	*董事兼總經理*	**Michael Y S Fung**	*Director and General Manager*
何志偉	*董事兼秘書*	**Louis C W Ho**	*Director and Secretary*

第三十六頁至第八十頁之附註構成本年結一部份。

The notes on pages 36 to 80 form part of these accounts.

綜合現金流量表
Consolidated Cash Flow Statement

二零零一年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2001
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2001	2000
因營業活動而流入之現金淨額	Net cash inflow from operating activities	27	855,391	1,835,473
投資回報及融資利息	Returns on investments and servicing of finance			
投資收入	Income received from investments		203,822	204,652
支付普通股股息	Ordinary dividends paid		(357,982)	(276,011)
因投資回報及融資利息而流出之現金淨額	Net cash outflow from returns on investments and servicing of finance		(154,160)	(71,359)
稅項	Taxation			
已付香港利得稅	Hong Kong profits tax paid		(137,697)	(195,896)
已付海外稅項	Overseas tax paid		(24,184)	(18,523)
已付稅項總額	Total tax paid		(161,881)	(214,419)
投資活動	Investing activities			
購入持有至到期日證券及非持作買賣用途證券	Purchase of held-to-maturity and non-trading securities		(3,733,181)	(1,494,282)
出售及贖回持有至到期日證券及非持作買賣用途證券	Sale and redemption of held-to-maturity and non-trading securities		1,218,303	711,330
附屬公司投資	Investment in a subsidiary		(3,015)	-
聯營公司投資	Investment in an associated company		(35,000)	-
貸予聯營公司	Loan to an associated company		(17,200)	(9,800)
購入有形固定資產	Purchase of tangible fixed assets		(270,276)	(114,792)
出售有形固定資產	Sale of tangible fixed assets		11,751	580
因投資活動而流出之現金淨額	Net cash outflow from investing activities		(2,828,618)	(906,964)
未計融資前(流出)/流入之現金淨額	Net cash (outflow)/inflow before financing		(2,289,268)	642,731
融資	Financing			
購回本行股份	Repurchase of own shares		-	(10,500)
行使認股權所發之新股	Issue of new shares under share option scheme		356	-
現金及等同現金項目(減)/增額	(Decrease)/increase in cash and cash equivalents		(2,288,912)	632,231
現金及等同現金項目於一月一日結餘	Cash and cash equivalents at 1st January		12,685,689	12,053,458
現金及等同現金項目於十二月三十一日結餘	Cash and cash equivalents at 31st December		10,396,777	12,685,689
現金及等同現金項目之分析	Analysis of the balances of cash and cash equivalents			
現金及存放銀行同業及其他金融機構	Cash and balances with banks and other financial institutions		644,844	568,784
短期存放同業	Money at call and short notice		8,288,486	10,684,470
政府債券	Treasury bills		77,659	295,982
定期存放銀行同業及其他金融機構款項(一至三個月內到期)	Placements with banks and other financial institutions maturing between one and three months		1,385,788	1,136,453
			10,396,777	12,685,689

第三十六頁至第八十頁之附註構成本年結一部份。

The notes on pages 36 to 80 form part of these accounts.

二零零一年十二月三十一日全年結算
(以港幣千元位列示)

1. 主要業務

本銀行及其附屬公司之主要業務為經營銀行及有關之財務服務。

2. 主要會計政策

(a) 符合指引聲明

本賬項的編製，是按照香港會計師公會發出的所有適用的會計守則及解釋、香港普遍接納的會計原則和香港《公司條例》的要求。本賬項亦符合香港聯合交易所有限公司證券上市規則有關的披露規定及香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」之要求。本集團採納的主要會計政策簡列如下。

(b) 賬項編製基礎

編製本賬項是以原值成本為計算基礎，及按投資物業重估價值，部份證券投資按其市場價值所修訂，下列會計政策會加以解釋。

(c) 附屬公司及受控企業投資

根據《公司條例》附屬公司是指一家本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。倘本銀行有權直接或間接管治其財政及營運政策而從其業務中獲取利益，則被列為受控附屬公司。

受控附屬公司之投資乃於綜合賬目中綜合處理，除非收購及獨家持有之目的為於不久將來作出售或於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力，在此情況下，其將以公平價值於綜合資產負債表中列賬，而其公平價值的變動則於投資重估儲備賬內確認。

For the year ended 31st December, 2001
(Expressed in thousands of Hong Kong dollars)

1. PRINCIPAL ACTIVITIES

The Bank and its subsidiaries are engaged in commercial banking and related financial services.

2. PRINCIPAL ACCOUNTING POLICIES

(a) *Statement of compliance*

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. A summary of the significant accounting policies adopted by the Group is set out below.

(b) *Basis of preparation of the accounts*

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and the marking to market of certain investment in securities as explained in the accounting policies set out below.

(c) *Investments in subsidiaries and controlled enterprises*

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. Subsidiaries are considered to be controlled if the Bank has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

2. 主要會計政策(續)

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(c) *附屬公司及受控企業投資(續)*

(c) *Investments in subsidiaries and controlled enterprises (continued)*

集團間之結餘及交易,及任何集團間之交易而產生之未實現溢利均於編製綜合賬目時悉數抵銷,集團間交易產生之未實現虧損以未實現溢利一致之方法予以抵銷,惟僅至再無減值之證明出現。

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

於本銀行之資產負債表中,附屬公司之投資乃以成本減任何減值虧損(見附註2(o))列賬,除非收購及獨家持有之目的為於不久將來作出售或於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力,在此情況下,其將以公平價值記賬,而其公平價值的變動則於投資重估備儲賬內確認。

In the Bank's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (note 2(o)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

(d) *聯營公司*

(d) *Associated companies*

聯營公司為本集團或本銀行對其管理有重大影響力(惟並非控制或聯合控制)之公司,包括參與其財政及營運政策之決定。

An associated company is an entity in which the Group or Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本再將本集團於收購後應佔該聯營公司的淨資產。然而,如購入並持有這些投資的唯一目的是在短期內將之出售,或是在嚴緊之長期限制下經營,以致其向本銀行轉移資金的能力嚴重受損,則這些投資會按公平價值記賬,而其公平價值的變動於投資重估儲備賬內確認。按照附註2(e),綜合損益賬反映出年內本集團所佔聯營公司於收購後的業績及是年度正商譽之支出或負商譽之收入。

An investment in an associated company is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associated company's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associated companies for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 2(e).

本集團與聯營公司之間交易所產生的未實現損益,均按本集團於聯營公司所佔的權益比率抵銷,但如能證明已轉讓資產出現減值損失而產生未實現虧損,則這些未實現虧損會即時在損益賬內確認。

Unrealised profits and losses resulting from transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated company, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

2. 主要會計政策(續)

(d) 聯營公司(續)

本銀行資產負債表所列示的聯營公司投資，是按投資成本減去其減值虧損(附註2(o))後記賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或是在嚴緊之長期限制下經營，以致其向本銀行轉移資金的能力嚴重受損，則這些投資會按其公平價值記賬，而其公平價值的變動則於投資重估儲備賬內確認。

(e) 商譽

賬項綜合計算時所產生的正商譽是指收購成本超過本集團佔所收購資產與負債之公平價值的數額。正商譽是按10年限，以直線法在綜合損益賬內攤銷。至於受控附屬公司，其正商譽是按成本減去任何累計攤銷及任何減值虧損(附註2(o))後，記入綜合資產負債表。而在購入聯營公司，其正商譽成本減任何累計攤銷及任何減值虧損(附註2(o))已包括於聯營公司投資的賬面值內。

如於年內出售受控附屬公司或聯營公司，出售損益的計算，已包括以往尚未在綜合損益賬內攤銷或以往撥作集團儲備的任何應佔購入商譽的數額。

(f) 貸款及呆賬

(i) 客戶貸款以貸予時的現金價款，並在扣除預計虧損的準備後記入資產負債表內。

(ii) 已撥出款項作為呆賬之一般準備，此外，不履行之放款均根據董事定下之指引，提撥特殊準備。倘若貸款再無機會收回時，則尚欠債務予以撇銷。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(d) Associated companies (continued)

In the Bank's balance sheet, its investments in associated companies are stated at cost less impairment losses (note 2(o)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. Positive goodwill is amortised to the consolidated profit and loss account on a straight line basis over 10 years. In respect of controlled subsidiaries, positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (note 2(o)). In respect of acquisition of associated companies, the cost of positive goodwill less any accumulated amortisation and any impairment losses (note 2(o)) is included in the carrying amount of the investments in associated companies.

On disposal of a controlled subsidiary or an associated company during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

(f) Advances and doubtful debts

(i) Advances to customers are measured at the cash consideration at the time of drawdown and are stated in the balance sheet after deducting provisions for estimated losses subsequently.

(ii) Amounts have been set aside as general provisions for doubtful debts, and in addition, specific provisions are made for non-performing loans following guidelines established by the Directors. When there is no longer any realistic prospect of recovery, the outstanding debt is written off.

2. 主要會計政策(續)

(f) 貸款及壞賬(續)

(iii) 所有未償還放款超過九十天及沒有足夠抵押品者，自動被定為不履行放款。不履行放款之應計利息均不撥入損益賬，而撥入暫記賬內。此暫記賬於資產負債表內有關之項目中減除。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(f) Advances and doubtful debts (continued)

(iii) All loans which are over 90 days past due, and which are not fully collateralised, are automatically classified as non-performing. Interest accrued on non-performing loans is not taken as income but credited to a suspense account, which is netted in the balance sheet against the appropriate balance sheet headings.

(g) 利息及收費

利息收入及支出均按本金結餘及利率以時間分攤計算，賬項附註 2(f) 不履行放款之應計利息除外。有期債務證券之應計利息，按持有至到期日之應計利息連同票面溢價或差價，根據年期分配於每會計年度，用以達致固定回報率。其他收入及支出則只在已賺取或發生後才確認，除非是用以彌補向客戶持續提供服務之成本或就客戶而須承擔風險，或屬利息性質。在此等情況下，費用將於有關期間內按適當之基準確認。

(g) Interest and fees

Interest income and expense are accrued on a time-apportioned basis on the principal outstanding and at the rate applicable except in the case of interest on non-performing loans (note 2(f)). Interest income from dated debt securities intended to be held to maturity is recognised as it accrues, as adjusted by the amortisation of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity. Fee income and expense are recognised when earned or incurred, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised on an appropriate basis over the relevant period.

(h) 遞延稅項

遞延稅項乃就收益及支出的會計與稅務處理方法之間，由所有重大時差產生而相信可能於可見未來實現的稅項影響，以負債法計提準備。

未來的遞延稅項利益只會在合理保證可實現時才會確認。

(h) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(i) 外幣折算

本年度內之外幣交易按交易日之匯率折算。是年底之外幣資產及負債賬項依結算日之匯率伸算。所有之匯兑損益已包括在損益計算表內。

海外分行及海外附屬公司之賬項按結算日之匯率折算為港幣。換算之損益已進誌於儲備內。

(i) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The accounts of overseas branches and subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The exchange differences are dealt with as movements in reserves.

2. 主要會計政策 (續)

(j) 有形固定資產及資產折舊

(i) 根據香港會計師公會會計守則第十七章「物業、機械及設備」第八十段過渡條款，在編制賬目時，並沒有在年結日對銀行物業重估至公平價值。

(ii) 設備包括傢俬、機械及其他設備按成本減除折舊後列示。折舊之計算乃按照資產之估計可用年數(一般在三至十年間)，以直線折舊法攤銷。

(iii) 永久業權之土地無需攤銷折低，非永久業權之土地按所餘年期平均攤銷折低。樓宇折低乃照其估計之有用年期以不超過五十年為限平均攤銷。

(iv) 投資物業乃按專業資格之測量師所估計之公開市值於資產負債表內列賬。重估溢價或虧損先計入投資物業重估儲備內，不足之數在損益賬內支銷。

(k) 投資證券

(i) 持有至到期日證券是指本集團及/或本銀行有能力及預算持有至到期日的有期債務證券，並以攤銷成本減除準備於資產負債表內記賬。

持有至到期日證券的賬面值按其信貸風險及預算可收回的金額列賬。當預算不可收回所有賬面值時，便會提撥準備金並於損益賬內作支出確認。

(ii) 買賣用途證券按其公平值，於資產負債表內記賬。公平值之差別，則計入損益賬內。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(j) Tangible fixed assets and depreciation

(i) In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80 of SSAP 17 "Property, Plant and Equipment" issued by the HKSA, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) Equipment, comprising furniture, plant and other equipment, is stated at cost less depreciation calculated on a straight line basis to write off the assets over their estimated useful lives, which are generally between 3 to 10 years.

(iii) No amortisation is provided on freehold land. Leasehold land is amortised in equal annual instalments over the remaining term of the lease. Buildings are amortised by equal instalments over the estimated useful lives which in no case exceed 50 years.

(iv) Investment properties are stated in the balance sheet at their open market values which are assessed by professional qualified valuers. Any surplus or deficit arising on revaluation is treated first as a movement in the investment properties revaluation reserve and, to the extent that accumulated deficits exceed surpluses, subsequently as a charge to the profit and loss account.

(k) Investments in securities

(i) Dated debt securities that the Group and/or the Bank have the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value.

The carrying amounts of held-to-maturity securities are reviewed as at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised as an expense in the profit and loss account.

(ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

2. 主要會計政策(續)

(k) 投資證券(續)

(iii) 非買賣用途證券按其公平值於資產負債表內記賬。公平值之差別,則計入投資重估儲備賬直至該證券出售、收回或有可信服證據顯示該證券將減值,其累積之損益將由投資重估儲備賬撥入損益賬。

(iv) 當引致減值的情況及事項不復存在,而有可信服證據顯示新的情況及事項於可預見的將來仍然持續,已撥入損益賬之投資重估損益可作回撥。

(v) 出售投資證券之損益將記入損益賬內。非買賣用途之證券損益已包括曾於投資重估儲備賬內記賬之金額。

(l) 融資及經營租賃

若租賃合約之大部份與擁有權有關之風險及利益實質上轉讓予承租人,即列為融資租賃。當本集團為融資租賃之出租人,則該等租賃之投資淨額將包括於資產負債表內「客戶貸款」項下。應收租賃款項所包含之融資收入將於租賃期內按投入資金之比例在「利息收入」內確認。與融資租賃性質相同之租購合約亦作融資租賃處理。

其他租賃合約均列為經營租賃。若集團為經營租賃之出租人,用作租賃之資產將包括在「有形固定資產」內。經營租賃之應收租金在租賃期內之會計年度以等額分期方式誌入「其他營業溢利」項內。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(k) Investments in securities (continued)

(iii) Non-trading securities are stated in the balance sheet at fair value. Changes in the fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account.

(iv) Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(v) Profits or losses on disposal of investments in securities are accounted for in the profit and loss account as they arise. In the case of non-trading securities, the profit or loss includes any amount previously held in the investment revaluation reserve in respect of that security.

(l) Finance and operating leases

Leases under which substantially all the risks and benefits of ownership are transferred to the lessees are classified as finance leases. Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as " Advances to customers". Finance income implicit in the lease payment is recognised as "Interest income" over the period of the leases in proportion to the funds invested. Hire purchase contracts having the characteristics of finance leases are accounted in the same manner as finance leases.

Other leases are classified as operating leases. Where the Group is a lessor under operating leases, the leased assets are included in "Tangible fixed assets". Rentals receivable under operating leases are recognised as "Other operating income" in equal installments over the accounting period covered by the lease term.

2. 主要會計政策(續)

(m) 資產負債表以外之金融工具

資產負債表以外之金融工具乃源自在外匯、利率及股票等市場上進行之期貨、掉期及期權交易。此等工具之入賬方式視乎有關交易乃用作買賣、風險套戥或作為管理資產與負債組合而定。

交易組合中之衍生工具以市值記賬，有關收益及虧損列於交易盈利或虧損項內。在資產負債管理過程中，用以對沖未平倉坐盤額或特定資產或負債之衍生工具按應計基準列賬，此等組合所持之有關現金資產及負債一致。用作利率風險管理之利率掉期合約根據應計基準計算。

(n) 準備及或然負債

當負債的限期或數額不確定，但有可能因過去事項構成法定或推定義務而須付出經濟利益以償責任，並能對此作可靠估計，此負債便確認為準備。若時間值之金額較大，則按履行責任所需開支的現值金額列為準備。

倘不可能需要付出經濟利益，或不能對數額作可靠估計，除非付出的機會是極微，則此項責任會被披露為或然負債。除非付出的機會是極微，潛在責任只在會否發生一項或多項未來事件中獲肯定下以或然負債披露。

(o) 資產減值損失

如內部及對外資料來源均顯示於結算日有任何物業(除投資物業)、設備、投資(除持作買賣用途證券(附註2(k)))或商譽經已減值，均須估計該等資產之可收回數額，及當該資產的賬面值超過可收回數額時確認減值損失於損益賬內。

2. Principal Accounting Policies *(continued)*

(m) *Off-balance sheet financial instruments*

Off-balance sheet financial instruments arise from forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets. The method of accounting for these instruments is dependent upon whether the transactions are undertaken for dealing purposes, to hedge risk, or as part of the management of asset and liability portfolios.

Derivatives carried in dealing portfolios are marked-to-market, and gains and losses included in dealing profits or losses. Derivatives used in balance sheet management to hedge open positions for specific assets or liabilities, are accounted for on an accruals basis, consistent with the underlying cash assets and liabilities held in these portfolios. In addition, interest rate swaps used for strategic management of interest rate positions are accounted for on an accruals basis.

(n) *Provisions and contingent liabilities*

Provisions are recognised for liabilities of uncertain timing or amount when the Bank or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) *Impairment of assets*

At each balance sheet date, if internal and external sources of information indicate that any property (other than investment properties), plant and equipment, investments (other than those accounted for as "trading securities" under Note 2(k)) or goodwill is impaired, the asset's recoverable amount is estimated, and an impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

2. 主要會計政策(續)

(o) 資產減值虧損(續)

可收回數額是出售淨值及使用值兩者中之較高者。在評估使用值時，會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的税前折扣率將估計未來現金流量折實為現在價值。當某資產未能大部分獨立地於其他資產產生現金流量，其可收回數額取決於可獨立地產生現金流量的最小資產組合(即一個現金生產單位)。

除了商譽的有關資產，如在用來測定可收回數額的估計有所改變，則減值損失會被轉回。商譽的減值損失只會因招致該損失的一種特殊性質的特別事件在被視作不會重演之情況下才會轉回，及可收回數額的增加清楚顯示與該特別事件之轉回相關。

減值損失轉回只局限至該資產的賬面值猶如該等減值損失從未在往年被確認。減值損失轉回在該被確認的年度記存入損益賬內。

(p) 關連人士

若本集團有權直接或間接控制另一方或影響另一方在財務或經營決策，或另一方有權直接或間接控制本集團或對本集團的財務及經營決策作出重要的影響，或本集團與另一方均受制於同一的監控下，則被視為關連人士。關連人士可為個別人士或公司。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(o) Impairment of assets (continued)

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit.)

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(p) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

2. 主要會計政策(續)

(q) 分項報告

分項乃指本集團可區分之部分，包括提供之產品及服務(業務分項)或提供產品及服務之特定經濟環境(區域分項)，均受有別於其他分項之風險及利益所限。

本集團選擇業務分項資料為主要報告形式，而區域分項資料則為次選報告形式。

分項收益、開支、業績、資產及負債均包括直接劃分入該區分項之項目或可合理劃分為該項之項目。分項收益、開支、資產及負債乃於集團間結算前釐定及集團間交易，則予以抵銷作為綜合處理之部分，惟集團企業間之有關集團間結餘及交易乃為單一分項。分項間定價乃按給予外間人士之相似條款釐定。

分項資本開支乃指期內因購入預計可使用超過一年之分項資產(包括有形及無形資產)所產生之總成本。

3. 股息的會計政策改變

在過往歷年擬派或宣佈派發之股息均在相應之會計年度確認為負債項目。由二零零一年一月一日起，遵照香港會計師公會發出之會計守則第九章(修訂)「資產負債表結算日後事項」，本集團只確認於在該會計年度，經股東所批准之末期擬派股息為負債。因此附屬公司派發之股息收入，亦在獲得批准確認後之會計年度在銀行之損益賬內列為收入。

經採用該項修訂之會計政策後，於年終之股東資金因而增加了港幣249,414,000元(二零零零年：港幣249,393,000元)。此變更對集團是年及去年之股東應得之溢利並無影響。新採用之會計政策是追溯應用的，年初保留溢利結餘及比較資料已因應往年之賬項予以調整。

2. Principal accounting policies *(continued)*

(q) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary report format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

3. Change in accounting policy on dividends

In prior years, dividends proposed or declared were recognised as a liability in the accounting period to which they related. With effect from 1st January, 2001, in order to comply with SSAP 9 (revised) "Events after the balance sheet date" issued by the HKSA, the Group recognises final dividends proposed as a liability in the accounting period in which they are approved by the shareholders. Consequently, dividend income from subsidiaries is recognised as income in the Bank's profit and loss account in the accounting period in which they are declared.

As a result of the new accounting policy, the Group's shareholders' funds as at the year end have been increased by HK$249,414,000 (2000: HK$249,393,000). There is no impact on the Group's profit attributable to shareholders for the years presented. The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and the comparative information adjusted for the amounts relating to prior years.

4. 營業溢利

營業溢利於扣除下列項目後列示：

4. OPERATING PROFIT

The operating profit for the year is stated after taking account of:

(a) 其他營業收入 / *(a) Other operating income*

		2001	2000
外滙買賣收益	Gains arising from dealing in foreign currencies	58,052	63,112
持作買賣用途證券(虧損)／收益	(Losses)/gains on trading securities	(817)	849
其他買賣收益	Gains arising from dealing activities	3,097	1,552
服務費及淨佣金收入	Net fees and commission income	286,888	273,792
非上市投資股息收入	Dividend income from unlisted investments	1,942	1,332
上市投資股息收入	Dividend income from listed investments	1,814	972
其他	Others	12,073	9,821
		363,049	351,430

(b) 營業支出 / *(b) Operating expenses*

		2001	2000
僱員成本	Staff costs		
薪金及其他僱員成本	Salaries and other staff costs	332,438	369,839
退休福利成本(附註31)	Retirement benefit costs (Note 31)	32,148	(1,359)
		364,586	368,480
行址及設備支出未計折舊	Premises and equipment expenses, excluding depreciation	63,617	60,549
折舊(附註28(a))	Depreciation (Note 28(a))	46,875	46,315
核數師費用	Auditors' remuneration	1,932	1,782
其他	Others	110,166	105,108
		587,176	582,234

5. 重估投資物業及出售有形固定資產之收益／(虧損)

項目已包括重估投資物業之未實現虧損港幣271,000元(二零零零年之未實現收益：港幣365,000元)。

5. GAINS/(LOSSES) ON REVALUATION OF INVESTMENT PROPERTIES AND DISPOSAL OF TANGIBLE FIXED ASSETS

The amount included an unrealised loss on revaluation of investment properties amounting to HK$271,000 (unrealised gain in 2000 : HK$365,000).

6. 税項

(a) 綜合損益計算表內之税項為：

香港利得税準備
海外税項

香港利得税準備乃按截至二零零一年十二月三十一日止之年度應課税溢利照現行税率百分之十六(二零零零年：百分之十六)計算。海外税項按其經營所在國家現行税率計算。

(b) 資產負債表內之可收回税項及税項準備如下：

"客戶之貸款及其他賬項已減除準備"內包括之可收回税項

"其他賬項及準備"內包括之税項準備

(c) 時差而產生之遞延税項不多，因而毋須提撥準備。

6. TAXATION

(a) Taxation in the consolidated profit and loss account represents:

	2001	2000
Provision for Hong Kong profits tax	**84,745**	139,756
Overseas taxation	**25,478**	22,811
	110,223	162,567

The provision for Hong Kong profits tax is calculated at 16% (2000: 16%) of the estimated assessable profits for the year ended 31st December, 2001. Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which they operate.

(b) Tax recoverable and provision in the balance sheets are as follows:

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2001	2000	**2001**	2000
Tax recoverable included in "Advances to customers and other accounts less provisions"	**39,009**	418	**39,009**	418
Tax provision included in "Other accounts and provisions"	**37,527**	50,594	**945**	17,912

(c) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

7. 本銀行股東應得之溢利

本銀行股東應得之溢利中計有港幣622,636,000元(二零零零年(重報)：港幣639,673,000元)於銀行之賬項內出賬。

本年度銀行溢利與上述金額對賬表：

本銀行股東應得之溢利於銀行賬內出賬
去年應得之溢利由附屬公司於年內批准及派發之末期股息

本年度之銀行溢利(附註24)

7. PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS

The profit attributable to the shareholders includes an amount of HK$622,636,000 (2000 (restated): HK$639,673,000) which has been dealt with in the accounts of the Bank.

Reconciliation of the above amount to the Bank's profit for the year:

	2001	2000
Amount of consolidated profit attributable to shareholders dealt with in the Bank's accounts	**622,636**	639,673
Final dividend from a subsidiary attributable to the profits of the previous year, approved and paid during the year	**81,553**	46,602
Bank's profit for the year (note 24)	**704,189**	686,275

8. 股息

(a) 本年度股息

8. DIVIDENDS

(a) Dividends attributable to the year

		2001	2000 (重報) (restated)
按293,428,500股(二零零零年:293,404,500股)計算,已宣佈及派發之中期股息每股港幣三角七仙(二零零零年:港幣三角七仙)	Interim dividend declared and paid of HK$0.37 (2000: HK$0.37) per share on 293,428,500 (2000: 293,404,500) shares	108,569	108,560
低估/(高估)去年之末期股息	Underprovision/(overprovision) of final dividend in respect of the previous year	20	(114)
按293,428,500股(二零零零年:293,404,500股)計算,在資產負債表結算日後擬派之末期股息每股港幣八角五仙(二零零零年:港幣八角五仙)	Final dividend proposed after the balance sheet date of HK$0.85 (2000: HK$0.85) per share on 293,428,500 (2000: 293,404,500) shares	249,414	249,393
		358,003	357,839

在資產負債表結算日後擬派之末期股息,並未於資產負債表日確認為負債。

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) 於年內批准及派發之去年度股息

(b) Dividends attributable to the previous year, approved and paid during the year

		2001	2000
按293,428,500股(二零零零年:293,774,500股)計算,於去年批准及派發之末期股息每股港幣八角五仙(二零零零年:港幣五角七仙)	Final dividend in respect of the previous year, approved and paid during the year, of HK$0.85 (2000: HK$0.57) per share on 293,428,500 (2000: 293,774,500) shares	249,413	167,451

9. 董事酬金

9. DIRECTORS' EMOLUMENTS

遵照香港公司條例161節而發表之董事酬金現列如下:

Directors' emoluments disclosed pursuant to section 161 of the Hong Kong Companies Ordinance are as follows:

		2001	2000
執行董事袍金	Executives' fees	573	573
非執行董事袍金	Non-executives' fees	700	900
薪金及其他酬金	Salaries and other emoluments	9,635	8,343
退休金供款	Pension contributions	910	–
花紅	Performance bonuses	2,450	4,200
		14,268	14,016

除上述所列之董事酬金外,執行董事可獲發認股權,詳情已列於董事會報告書有關認股權資料內。

In addition to the above remunerations, Executive Directors were granted share options under the Bank's Share Option Scheme. The details of these benefits in kind are disclosed under "Share Option Information" in the Report of the Directors.

9. 董事酬金(續)

董事酬金入於下列各範圍內：

9. DIRECTORS' EMOLUMENTS (CONTINUED)

The emoluments of the directors are within the following bands:

		2001 董事人數 Number of Directors	2000 董事人數 Number of Directors
港幣 0 － 港幣1,000,000	HK$ 0 - HK$1,000,000	7	9
港幣1,500,001 － 港幣2,000,000	HK$1,500,001 - HK$2,000,000	1	1
港幣2,000,001 － 港幣2,500,000	HK$2,000,001 - HK$2,500,000	1	1
港幣2,500,001 － 港幣3,000,000	HK$2,500,001 - HK$3,000,000	1	1
港幣6,000,001 － 港幣6,500,000	HK$6,000,001 - HK$6,500,000	1	1
		11	13

10. 行政人員酬金

最高受薪五位僱員包括四位(二零零零年：四位)董事，酬金已列於以上附註九內。餘下一位(二零零零年：一位)酬金現列如下：

10. EXECUTIVES' EMOLUMENTS

The five highest paid individuals included four (2000: four) directors, details of whose emoluments are set out in Note 9 above. The emoluments of the remaining individual (2000: one) are as follows:

		2001	2000
薪金及其他酬金	Salaries and other emoluments	**1,548**	1,463
退休金供款	Pension contributions	**177**	-
花紅	Performance bonuses	**250**	300
		1,975	1,763

行政人員酬金入於下列各範圍內：

The emoluments of the executive are within the following band:

		2001 行政人員人數 Number of Executives	2000 行政人員人數 Number of Executives
港幣1,500,001－港幣2,000,000	HK$1,500,001 - HK$2,000,000	1	1

11. 每股盈利及攤薄每股盈利

每股盈利乃根據全年股東應得之溢利港幣780,511,000元(二零零零年：港幣901,188,000元)及於該期間已發行股份之加權平均數293,427,777股(二零零零年：293,586,577股)普通股計算。攤薄每股盈利乃根據全年股東應得之溢利港幣780,511,000元(二零零零年：港幣901,188,000元)及於該期間已發行股份之加權平均數293,513,778股(二零零零年：293,626,123股)普通股計算，並就所有潛在攤薄盈利的股份予已調整。

11. EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to the shareholders of HK$780,511,000 (2000: HK$901,188,000) and on the weighted average number of 293,427,777 (2000: 293,586,577) ordinary shares in issue during the year. The calculation of diluted earnings per share is based on profit attributable to the shareholders of HK$780,511,000 (2000: HK$901,188,000) and on the weighted average number of 293,513,778 (2000: 293,626,123) ordinary shares in issue during the year after adjustment of the effects of all dilutive potential ordinary shares.

12. 現金及短期資金

12. CASH AND SHORT-TERM FUNDS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2001	2000	2001	2000
現金及存放銀行同業及其他金融機構	Cash and balances with banks and other financial institutions	**644,844**	568,784	**428,983**	335,570
短期存放同業	Money at call and short notice	**8,752,039**	11,686,930	**8,719,433**	11,541,953
政府債券(附註22)	Treasury bills (Note 22)	**376,457**	1,405,481	**298,799**	1,091,107
		9,773,340	13,661,195	**9,447,215**	12,968,630

所有政府債券為持有至到期日，由中央政府及各中央銀行發出，並為非上市之債券。

All treasury bills are held-to-maturity, issued by central governments and central banks and are unlisted.

13. 貿易票據已減除準備

13. TRADE BILLS LESS PROVISIONS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2001	2000	2001	2000
貿易票據	Trade bills	**288,314**	236,981	**251,583**	202,187
特殊準備(附註17)	Specific provisions for bad and doubtful debts (Note 17)	**(323)**	(2,539)	**(323)**	(2,539)
一般準備(附註17)	General provisions for bad and doubtful debts (Note 17)	**(2,718)**	(2,945)	**(1,984)**	(2,249)
		285,273	231,497	**249,276**	197,399

14. 存款證

14. CERTIFICATES OF DEPOSIT HELD

持有之存款證全部為持有至到期日及非上市之存款證。

All the certificates of deposit held are held-to-maturity and are unlisted.

15. 持作買賣用途證券

15. TRADING SECURITIES

		永亨銀行集團 The Group	
		2001	2000
本港上市股票	Equity securities listed in Hong Kong	6,542	-

持作買賣用途證券交易對手如下：

Trading securities analysed by counterparty are as follows:

		永亨銀行集團 The Group	
		2001	2000
發行機構：	Issued by:		
銀行同業及其他金融機構	Banks and other financial institutions	2,318	-
企業	Corporate entities	4,224	-
		6,542	-

16. 客戶之貸款及其他賬項已減除準備

16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS PROVISIONS

(a) 客戶之貸款及其他賬項

(a) Advances to customers and other accounts

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2001	2000	2001	2000
客戶貸款(附註22)	Advances to customers (Note 22)	35,515,244	33,665,841	28,966,046	27,848,896
銀行同業及其他金融機構之貸款(附註22)	Advances to banks and other financial institutions (Note 22)	206,533	-	206,533	-
特殊準備(附註17)	Specific provisions for bad and doubtful debts (Note 17)	(270,508)	(286,012)	(227,884)	(225,010)
一般準備(附註17)	General provisions for bad and doubtful debts (Note 17)	(358,406)	(349,159)	(259,044)	(260,750)
應計利息及其他賬項	Accrued interest and other accounts	565,993	689,166	365,999	498,262
		35,658,856	33,719,836	29,051,650	27,861,398

16. 客戶之貸款及其他賬項已減除準備 (續)

(b) 不履行貸款

已扣除撥入暫記賬之利息或已停止累計利息之貸款，連同暫記利息及減除抵押品價值而作出之特殊準備數額如下：

16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS PROVISIONS *(CONTINUED)*

(b) Non-performing loans

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

		永亨銀行集團 The Group	
		2001	2000
客戶不履行貸款	Gross non-performing advances to customers	**1,349,795**	1,335,171
佔客戶貸款總額之百分比	Gross non-performing advances as a percentage of total advances to customers	**3.80%**	3.96%
所持抵押品金額	Amount of collateral held	**911,945**	988,245
特殊準備	Specific provisions	**267,553**	282,002
暫記利息	Suspended interest	**470,639**	387,268

於二零零零年十二月三十一日及二零零一年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中，並無利息撥入暫記賬或已停止累計利息之貸款。

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 31st December, 2001 and 31st December, 2000.

16. 客戶之貸款及其他賬項已減除準備（續）

16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS PROVISIONS *(CONTINUED)*

(c) 客戶貸款內包括融資租賃：

(c) Included in advances to customers are net investments in finance leases:

根據融資租賃應收的最低租賃付款總額及其現值如下：

The total minimum lease payments receivable under finance leases and their present values are as follows:

	永亨銀行集團 The Group 2001			永亨銀行 The Bank 2001		
	最低租賃付款現值 Present value of the minimum lease payments	相關未來利息收入 Interest income relating to future periods	最低租賃付款總額 Total minimum lease payments	最低租賃付款現值 Present value of the minimum lease payments	相關未來利息收入 Interest income relating to future periods	最低租賃付款總額 Total minimum lease payments
應收賬款： Amount receivable:						
1年以內 Within 1 year	934,684	154,341	1,089,025	-	-	-
1年以上至5年內 After 1 year but within 5 years	1,077,948	130,154	1,208,102	-	-	-
5年以上 After 5 years	290,155	49,699	339,854	-	-	-
	2,302,787	334,194	2,636,981	-	-	-
呆壞賬準備 Provisions for bad and doubtful debts	(2,128)			-		
融資租賃及租購合約的淨投資額 Net investment in finance leases and hire purchase contracts	2,300,659			-		

於二零零零年十二月三十一日，扣除呆壞賬準備前之最低租賃付款現值總額為港幣1,830,286,000元。以上項目因無相關資料，故比較數字並無披露。

The total present value of the minimum lease payments before provisions for bad and doubtful debts amounted to HK$1,830,286,000 at 31st December, 2000. The corresponding comparative figures of the above items have not been disclosed as the relevant information is not readily available.

17. 呆壞賬準備

17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS

		永亨銀行集團 The Group 2001			
		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	288,551	352,104	640,655	387,324
新提撥	New provisions	456,161	15,045	471,206	-
回撥	Releases	(42,177)	(6,025)	(48,202)	-
支取損益賬淨額	Net charge to profit and loss account	413,984	9,020	423,004	-
收回往年已撇除之貸款	Recoveries of advances written off in previous years	24,457	-	24,457	(32,490)
年內暫記利息	Interest suspended during the year	-	-	-	210,809
年內撇除	Amounts written off	(456,161)	-	(456,161)	(95,004)
十二月三十一日結餘	At 31st December	270,831	361,124	631,955	470,639
包括下列項目準備：	Representing:				
貿易票據（附註13）	Trade bills (Note 13)	323	2,718	3,041	-
客戶貸款（附註16(a)）	Advances to customers (Note 16(a))	270,508	358,406	628,914	470,639
		270,831	361,124	631,955	470,639

		永亨銀行 The Bank 2001			
		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	227,549	262,999	490,548	329,813
新提撥	New provisions	374,720	-	374,720	-
回撥	Releases	(21,149)	(1,971)	(23,120)	-
支取損益賬淨額	Net charge to profit and loss account	353,571	(1,971)	351,600	-
收回往年已撇除之貸款	Recoveries of advances written off in previous years	21,807	-	21,807	(25,769)
年內暫記利息	Interest suspended during the year	-	-	-	180,282
年內撇除	Amounts written off	(374,720)	-	(374,720)	(92,438)
十二月三十一日結餘	At 31st December	228,207	261,028	489,235	391,888
包括下列項目準備：	Representing:				
貿易票據（附註13）	Trade bills (Note 13)	323	1,984	2,307	-
客戶貸款（附註16(a)）	Advances to customers (Note 16(a))	227,884	259,044	486,928	391,888
		228,207	261,028	489,235	391,888

17. 呆壞賬準備(續) 17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS *(CONTINUED)*

		永亨銀行集團 The Group 2000			
		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	364,916	336,680	701,596	275,494
新提撥	New provisions	441,669	15,424	457,093	-
回撥	Releases	(89,862)	-	(89,862)	-
支取損益賬淨額	Net charge to profit and loss account	351,807	15,424	367,231	-
收回往年已撇除之貸款	Recoveries of advances written off in previous years	13,497	-	13,497	(28,608)
年內暫記利息	Interest suspended during the year	-	-	-	247,083
年內撇除	Amounts written off	(441,669)	-	(441,669)	(106,645)
十二月三十一日結餘	At 31st December	288,551	352,104	640,655	387,324
包括下列項目準備：	Representing:				
貿易票據(附註13)	Trade bills (Note 13)	2,539	2,945	5,484	56
客戶貸款(附註16(a))	Advances to customers (Note 16(a))	286,012	349,159	635,171	387,268
		288,551	352,104	640,655	387,324

		永亨銀行 The Bank 2000			
		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	278,997	252,549	531,546	243,274
新提撥	New provisions	358,339	10,450	368,789	-
回撥	Releases	(62,657)	-	(62,657)	-
支取損益賬淨額	Net charge to profit and loss account	295,682	10,450	306,132	-
收回往年已撇除之貸款	Recoveries of advances written off in previous years	11,209	-	11,209	(22,357)
年內暫記利息	Interest suspended during the year	-	-	-	212,194
年內撇除	Amounts written off	(358,339)	-	(358,339)	(103,298)
十二月三十一日結餘	At 31st December	227,549	262,999	490,548	329,813
包括下列項目準備：	Representing:				
貿易票據(附註13)	Trade bills (Note 13)	2,539	2,249	4,788	56
客戶貸款(附註16(a))	Advances to customers (Note 16(a))	225,010	260,750	485,760	329,757
		227,549	262,999	490,548	329,813

18. 持有至到期日證券及非持作買賣用途證券

18. HELD-TO-MATURITY AND NON-TRADING SECURITIES

		永亨銀行集團 The Group 2001	永亨銀行集團 The Group 2000	永亨銀行 The Bank 2001	永亨銀行 The Bank 2000
持有至到期日之證券：	Held-to-maturity securities:				
持有至到期日之債務證券	Held-to-maturity debt securities				
上市	Listed				
一本港上市	– in Hong Kong	2,139	7,092	–	5,011
一海外上市	– outside Hong Kong	1,351,714	561,006	1,268,739	521,998
		1,353,853	568,098	1,268,739	527,009
非上市	Unlisted	2,394,338	1,701,236	1,732,050	1,531,260
		3,748,191	2,269,334	3,000,789	2,058,269
減：非上市債務證券之特殊準備	Less: specific provision on unlisted debt securities	–	(17,124)	–	(13,238)
		3,748,191	2,252,210	3,000,789	2,045,031
非持作買賣用途之證券：	Non-trading securities:				
非持作買賣用途之債務證券	Non-trading debt securities				
上市(市場價值)	Listed (at market value)				
一本港上市	– in Hong Kong	247,137	–	247,137	–
一海外上市	– outside Hong Kong	648,621	–	648,621	–
非上市	Unlisted	76,093	–	76,093	–
		971,851	–	971,851	–
非持作買賣用途之股票	Non-trading equity securities				
本港上市(市場價值)	Listed in Hong Kong (at market value)	1,122	50,647	1,002	2,353
非上市	Unlisted	117,332	28,247	216,797	127,761
		118,454	78,894	217,799	130,114
		1,090,305	78,894	1,189,650	130,114
		4,838,496	2,331,104	4,190,439	2,175,145

		永亨銀行集團 The Group 2001	永亨銀行集團 The Group 2000	永亨銀行 The Bank 2001	永亨銀行 The Bank 2000
持有至到期日債務證券之市場價值	Market value of listed held-to-maturity debt securities	1,340,058	568,768	1,255,635	527,689

18. 持有至到期日證券及非持作買賣用途證券（續）

在本年內，在出售經攤銷後成本為港幣117,512,000元（二零零零年：港幣45,834,000元）的持有至到期日之證券後，集團錄得溢利港幣4,794,000元（二零零零年：港幣3,684,000元）並誌於損益計算表中。資產負債管理委員會亦核准是次持有至到期日證券之出售，以修訂投資項目的期限及風險管理。

18. HELD-TO-MATURITY AND NON-TRADING SECURITIES *(CONTINUED)*

During the year, held-to-maturity securities with an amortised cost of HK$117,512,000 (2000: HK$45,834,000) were disposed of at a profit HK$4,794,000 (2000: HK$3,684,000) being recognised in the profit and loss account. Management, approved by the Asset and Liability Management Committee, sold these held-to-maturity securities to modify the maturity and risk profile of the investment portfolios.

持有至到期日及非持作買賣用途之證券交易對手分析如下：

Held-to-maturity and non-trading securities analysed by counterparty are as follows:

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2001	2000	**2001**	2000
發行機構：Issued by:				
中央政府及中央銀行 Central governments and central banks	**247,137**	–	**247,137**	–
銀行同業及其他金融機構 Banks and other financial institutions	**1,734,555**	278,841	**1,700,015**	265,724
企業 Corporate entities	**2,132,087**	2,058,644	**1,518,573**	1,911,916
公營機構 Public sector	**724,717**	10,743	**724,714**	10,743
	4,838,496	2,348,228	**4,190,439**	2,188,383

持有至到期日之政府債券及存款證已分別披露於資產負債表、賬項附註十二及附註十四內。

Held-to-maturity treasury bills and certificates of deposit are disclosed separately in the balance sheets, note 12 and note 14 to the accounts.

19. 附屬公司投資

19. INVESTMENTS IN SUBSIDIARIES

		2001	2000
非上市公司股份（原值）	Unlisted shares, at cost	368,672	365,657

主要附屬公司現列如下：

The following list contains only the particulars of principal subsidiaries :

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	持有權益 Percentage held	業務範圍 Principal activities
澳門永亨銀行有限公司 Banco Weng Hang, S.A.	澳門 Macau	MOP120,000,000	100%	銀行業務 Banking
永亨銀行（開曼）有限公司 Wing Hang Bank (Cayman) Limited	開曼群島 Cayman Islands	US$15,000,000	100%	銀行業務 Banking
永亨銀行信託（開曼）有限公司 Wing Hang Bank Trustee Company (Cayman) Limited	開曼群島 Cayman Islands	US$500,000	100%	信託服務 Trustee Services
永亨財務有限公司 Wing Hang Finance Company Limited	香港 Hong Kong	HK$80,000,000	100%	接受存款及租購貸款 Deposit Taking and Hire Purchase
永亨蘇黎世保險有限公司 Wing Hang Zurich Insurance Company Limited	香港 Hong Kong	HK$45,000,000	65%	保險業務 Insurance
Cyber Wing Hang Limited	香港 Hong Kong	HK$30,000,000	100%	資訊科技投資 Information Technology Investment
永亨信用財務有限公司 Wing Hang Credit Limited	香港 Hong Kong	HK$20,000,000	100%	私人貸款 Consumer Lending
永亨證券有限公司 Wing Hang Shares Brokerage Company Limited	香港 Hong Kong	HK$10,000,000	100%	證券買賣 Securities Dealing
永亨銀行信託有限公司 Wing Hang Bank (Trustee) Limited	香港 Hong Kong	HK$3,000,000	100%	信託服務 Trustee Services
永亨保險顧問有限公司 Wing Hang Insurance Brokers Limited	香港 Hong Kong	HK$100,000	100%	保險顧問 Insurance Broker
永亨保險代理有限公司 Wing Hang Insurance Agency Limited	香港 Hong Kong	HK$50,000	100%	保險代理 Insurance Agency
永亨銀行（代理人）有限公司 Wing Hang Bank (Nominees) Limited	香港 Hong Kong	HK$10,000	100%	代理服務 Nominee Services
卓和企業有限公司 Cheuk Woo Enterprises Company Limited	香港 Hong Kong	HK$10,000	100%	物業投資 Property Investment

以上所有公司均由本銀行直接持有。

All the above companies are held directly by the Bank.

20. 聯營公司投資 / 20. INVESTMENTS IN ASSOCIATED COMPANIES

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2001	2000	**2001**	2000
非上市股份(原值)	Unlisted shares, at cost	**–**	–	**55,000**	20,000
應佔淨資產	Share of net assets	**33,771**	20,000	**–**	–
貸予聯營公司	Loan to an associated company	**27,000**	9,800	**27,000**	9,800
		60,771	29,800	**82,000**	29,800

貸予聯營公司之款項並無抵押及免息，而還款期為二零零八年十二月二十八日。

Loan to an associated company is unsecured, interest-free and repayable on 28th December, 2008.

聯營公司現列如下：

The following list contains the particulars of associated companies:

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	持有權益 Percentage held	投票權 Voting power	業務範圍 Principal activities
銀聯控股有限公司 Bank Consortium Holding Limited	香港 Hong Kong	HK$150,000,000	13%	七分之一* 1 out of 7 *	退休福利計劃服務 Provision of services for retirement schemes
香港人壽保險有限公司 Hong Kong Life Insurance Limited	香港 Hong Kong	HK$210,000,000	17%	六分之一* 1 out of 6 *	保險業務 Insurance

* *本銀行於董事會應佔之投票數目。*

* *Representing the number of votes on the board of directors attributable to the Bank.*

附註：本銀行所持有之銀聯控股有限公司及香港人壽保險有限公司的實收普通股雖少於百分之二十，但根據會計守則第十章，本銀行可對其財務及經營政策上，有重大影響力，故此兩公司均被視為本銀行之聯營公司。

Note: Although the Bank holds less than 20% of the issued ordinary shares of Bank Consortium Holding Limited and Hong Kong Life Insurance Limited, these two companies are classified as associated companies under SSAP 10 as the Bank is considered to have significant influence on the financial and operating policy decisions of these two companies.

21. 有形固定資產

21. TANGIBLE FIXED ASSETS

		永亨銀行集團 The Group			
		銀行行址 Bank Premises	投資物業 Investment Properties	設備 Equipment	合計 Total
成本或估值	Cost or valuation				
二零零一年一月一日結餘	At 1st January, 2001	937,947	77,900	366,152	1,381,999
添置	Additions	117,940	90,116	62,220	270,276
出售	Disposals	(4,613)	-	(22,566)	(27,179)
轉賬	Transfers	3,068	(3,345)	-	(277)
重估虧損	Deficit on revaluation	-	(271)	-	(271)
二零零一年十二月三十一日結餘	At 31st December, 2001	1,054,342	164,400	405,806	1,624,548

上列資產之成本或估值分析如下：

The analysis of cost or valuation of the above assets is as follows:

		Bank Premises	Investment Properties	Equipment	Total
成本	At cost	647,161	-	405,806	1,052,967
估值	At valuation				
二零零一年	2001	-	164,400	-	164,400
二零零零年	2000	5,900	-	-	5,900
一九九八年	1998	7,679	-	-	7,679
一九九零年	1990	357,888	-	-	357,888
一九八九年	1989	9,347	-	-	9,347
一九八四年	1984	26,367	-	-	26,367
		1,054,342	164,400	405,806	1,624,548
折舊累積	Accumulated depreciation				
二零零一年一月一日結餘	At 1st January, 2001	78,647	-	249,028	327,675
本年度提撥	Charge for the year	11,338	-	35,537	46,875
出售撇除	Written back on disposals	(991)	-	(20,930)	(21,921)
轉賬	Transfers	(277)	-	-	(277)
二零零一年十二月三十一日結餘	At 31st December, 2001	88,717	-	263,635	352,352
賬面淨值	Net book value				
二零零一年十二月三十一日	at 31st December, 2001	965,625	164,400	142,171	1,272,196
二零零零年十二月三十一日	at 31st December, 2000	859,300	77,900	117,124	1,054,324

21. 有形固定資產（續） / 21. TANGIBLE FIXED ASSETS *(CONTINUED)*

銀行行址以成本或董事估值列賬。

Bank premises were stated at cost or directors' valuation.

投資物業已於二零零一年十一月三十日經由獨立測量師行FPDSavills(其員工部份為香港測量師學會的資深會員)以公開市值為基準列賬。

Investment properties were revalued by an independent firm of surveyors, FPDSavills who have among their staff, Fellows of the Hong Kong Institute of Surveyors, on an open market value basis as at 30th November, 2001.

		永亨銀行 The Bank			
		銀行行址 Bank Premises	投資物業 Investment Properties	設備 Equipment	合計 Total
成本或估值	Cost or valuation				
二零零一年一月一日結餘	At 1st January, 2001	710,901	–	297,765	1,008,666
添置	Additions	114,161	90,116	53,902	258,179
出售	Disposals	(4,483)	–	(16,994)	(21,477)
重估虧損	Deficit on revaluation	–	(116)	–	(116)
二零零一年十二月三十一日結餘	At 31st December, 2001	820,579	90,000	334,673	1,245,252

上列資產之成本或估值分析如下：

The analysis of cost or valuation of the above assets is as follows:

		銀行行址 Bank Premises	投資物業 Investment Properties	設備 Equipment	合計 Total
成本	At cost	461,841	–	334,673	796,514
估值	At valuation				
二零零一年	2001	–	90,000	–	90,000
一九九零年	1990	357,888	–	–	357,888
一九八九年	1989	850	–	–	850
		820,579	90,000	334,673	1,245,252
折舊累積	Accumulated depreciation				
二零零一年一月一日結餘	At 1st January, 2001	55,584	–	191,323	246,907
本年度提撥	Charge for the year	8,677	–	30,180	38,857
出售撇除	Written back on disposals	(991)	–	(16,340)	(17,331)
二零零一年十二月三十一日結餘	At 31st December, 2001	63,270	–	205,163	268,433
賬面淨值	Net book value				
二零零一年十二月三十一日	at 31st December, 2001	757,309	90,000	129,510	976,819
二零零零年十二月三十一日	at 31st December, 2000	655,317	–	106,442	761,759

21. 有形固定資產(續)

銀行行址及投資物業賬面淨值包括：

21. TANGIBLE FIXED ASSETS *(CONTINUED)*

The net book value of bank premises and investment properties comprises:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2001	2000	**2001**	2000
永久業權	FREEHOLD				
一海外	- Held outside Hong Kong	**51,303**	48,456	**–**	–
租約	LEASEHOLD				
一本港	- Held in Hong Kong				
長期約（有效期在五十年以上者）	Long leases (over 50 years unexpired)	**585,889**	570,651	**470,573**	453,036
中期約（有效期在十年至五十年者）	Medium-term leases (10 to 50 years unexpired)	**437,998**	262,147	**364,753**	189,832
一海外	- Held outside Hong Kong				
長期約（有效期在五十年以上者）	Long leases (over 50 years unexpired)	**2,183**	2,221	**2,183**	2,221
中期約（有效期在十年至五十年者）	Medium-term leases (10 to 50 years unexpired)	**45,792**	46,699	**9,800**	10,228
短期約（有效期在十年以下者）	Short-term leases (less than 10 years unexpired)	**6,860**	7,026	**–**	–
		1,130,025	937,200	**847,309**	655,317

22. 期限分析

22. MATURITY PROFILE

永亨銀行集團 The Group 2001

		即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產	Assets							
一政府債券 (附註12)	- Treasury bills (Note 12)	-	227,385	149,072	-	-	-	376,457
一定期存放銀行同業及其他金融機構款項 (一至十二個月內到期)	- Placements with banks and other financial institutions maturing between 1 and 12 months	-	2,423,459	287,810	-	-	-	2,711,269
一存款證	- Certificates of deposit held	-	-	152,899	299,915	-	-	452,814
一客戶貸款 (附註16(a))	- Advances to customers (Note 16(a))	2,295,944	3,209,071	4,381,364	10,981,672	14,427,347	219,846	35,515,244
一銀行同業及其他金融機構之貸款 (附註16(a))	- Advances to banks and other financial institutions (Note 16(a))	18	-	31,772	127,086	47,657	-	206,533
一持有至到期日及非持作買賣用途之債務證券	- Held-to-maturity and non-trading debt securities	-	120,939	489,809	2,947,893	1,161,401	-	4,720,042
		2,295,962	5,980,854	5,492,726	14,356,566	15,636,405	219,846	43,982,359
負債	Liabilities							
一銀行同業及其他金融機構之存款	- Deposits and balances of banks and other financial institutions	82,848	315,317	14,815	-	-	-	412,980
一客戶之往來、定期、儲蓄及其他存款	- Current, fixed, savings and other deposits of customers	8,697,513	34,663,185	2,184,208	152,857	-	-	45,697,763
一已發行之存款證	- Certificates of deposit issued	-	-	709,865	1,776,554	-	-	2,486,419
		8,780,361	34,978,502	2,908,888	1,929,411	-	-	48,597,162

22. 期限分析(續) 22. MATURITY PROFILE *(CONTINUED)*

		永亨銀行 The Bank 2001						
		即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產	Assets							
一政府債券(附註12)	- Treasury bills (Note 12)	-	149,727	149,072	-	-	-	298,799
一定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	- Placements with banks and other financial institutions maturing between 1 and 12 months	-	2,337,718	284,810	-	-	-	2,622,528
一存款證	- Certificates of deposit held	-	-	152,899	299,915	-	-	452,814
一客戶貸款(附註16(a))	- Advances to customers (Note 16(a))	2,082,158	2,555,737	3,110,777	8,460,319	12,681,984	75,071	28,966,046
一銀行同業及其他金融機構之貸款(附註16(a))	- Advances to banks and other financial institutions (Note 16(a))	18	-	31,772	127,086	47,657	-	206,533
一持有至到期日及非持作買賣用途之債務證券	- Held-to-maturity and non-trading debt securities	-	42,965	383,063	2,433,420	1,113,192	-	3,972,640
		2,082,176	5,086,147	4,112,393	11,320,740	13,842,833	75,071	36,519,360
負債	Liabilities							
一銀行同業及其他金融機構之存款	- Deposits and balances of banks and other financial institutions	78,709	315,317	14,815	-	-	-	408,841
一客戶之往來、定期、儲蓄及其他存款	- Current, fixed, savings and other deposits of customers	6,864,684	25,552,650	1,311,841	134,326	-	-	33,863,501
一已發行之存款證	- Certificates of deposit issued	-	-	709,865	1,776,554	-	-	2,486,419
		6,943,393	25,867,967	2,036,521	1,910,880	-	-	36,758,761

22. 期限分析 (續) 22. MATURITY PROFILE *(CONTINUED)*

永亨銀行集團
The Group 2000

		即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產	Assets							
一政府債券(附註12)	- Treasury bills (Note 12)	-	1,387,088	18,393	-	-	-	1,405,481
一定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	- Placements with banks and other financial institutions maturing between 1 and 12 months	-	3,273,571	86,894	-	-	-	3,360,465
一存款證	- Certificates of deposit held	-	-	99,979	38,851	-	-	138,830
一客戶貸款(附註16(a))	- Advances to customers (Note 16(a))	2,413,951	3,172,693	4,345,080	8,084,535	15,255,177	394,405	33,665,841
一銀行同業及其他金融機構之貸款(附註16(a))	- Advances to banks and other financial institutions (Note 16(a))	-	-	-	-	-	-	-
一持有至到期日及非持作買賣用途之債務證券	- Held-to-maturity and non-trading debt securities	-	399,116	356,335	1,317,100	165,584	31,199	2,269,334
		2,413,951	8,232,468	4,906,681	9,440,486	15,420,761	425,604	40,839,951
負債	Liabilities							
一銀行同業及其他金融機構之存款	- Deposits and balances of banks and other financial institutions	21,710	192,985	-	-	-	-	214,695
一客戶之往來、定期、儲蓄及其他存款	- Current, fixed, savings and other deposits of customers	7,027,433	36,074,526	2,365,068	466,044	-	-	45,933,071
一已發行之存款證	- Certificates of deposit issued	-	70,000	801,973	1,216,595	-	-	2,088,568
		7,049,143	36,337,511	3,167,041	1,682,639	-	-	48,236,334

22. MATURITY PROFILE *(CONTINUED)*

		永亨銀行 The Bank 2000						
		即時還款 Repayable *on demand*	三個月或以下 3 months *or less*	三個月以上至一年 1 year or less but over *3 months*	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 *Undated*	總額 *Total*
資產	Assets							
一政府債券(附註12)	- Treasury bills (Note 12)	-	1,091,107	-	-	-	-	1,091,107
一定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	- Placements with banks and other *financial institutions maturing* between 1 and 12 months	-	3,194,659	81,507	-	-	-	3,276,166
一存款證	- Certificates of deposit held	-	-	99,979	38,851	-	-	138,830
一客戶貸款(附註16(a))	- Advances to customers (Note 16(a))	2,165,815	2,598,112	3,165,753	6,116,196	13,593,785	209,235	27,848,896
一銀行同業及其他金融機構之貸款(附註16(a))	- Advances to banks and other financial institutions (Note 16(a))	-	-	-	-	-	-	-
一持有至到期日及非持作買賣用途之債務證券	- Held-to-maturity and non-trading debt securities	-	379,617	287,327	1,209,047	158,879	23,399	2,058,269
		2,165,815	7,263,495	3,634,566	7,364,094	13,752,664	232,634	34,413,268
負債	Liabilities							
一銀行同業及其他金融機構之存款	- Deposits and balances of banks and other financial institutions	16,997	192,985	-	-	-	-	209,982
一客戶之往來、定期、儲蓄及其他存款	- Current, fixed, savings and other deposits of customers	5,628,111	26,275,451	1,574,673	350,431	-	-	33,828,666
一已發行之存款證	- Certificates of deposit issued	-	70,000	801,973	1,216,595	-	-	2,088,568
		5,645,108	26,538,436	2,376,646	1,567,026	-	-	36,127,216

23. 股本 23. SHARE CAPITAL

		2001	2000
註冊股本：	Authorised:		
450,000,000股（二零零零年：450,000,000股）普通股每股港幣1元	450,000,000 (2000: 450,000,000) ordinary shares of HK$1 each	**450,000**	450,000
實收股本：	Issued and fully paid:		
一月一日結餘	At 1st January	**293,405**	293,975
根據認股權計劃發行之股份	Shares issued under share option scheme	**24**	-
購回本行股份	Repurchase of own shares	**-**	(570)
293,428,500股（二零零零年：293,404,500股）普通股每股港幣1元	293,428,500 (2000: 293,404,500) ordinary shares of HK$1 each	**293,429**	293,405

於二零零一年一月十一日，根據認股權計劃發行之股份為24,000股，其價值為港幣356,000元。其中港幣24,000元已於股本記賬，餘數港幣332,000元則撥入股本溢價賬內。於二零零一年十二月三十一日未行使之認股權摘要如下：

On 11th January, 2001, options were exercised to subscribe for 24,000 ordinary shares in the Bank at a consideration of HK$356,000 of which HK$24,000 was credited to share capital and the balance of HK$332,000 was credited to the share premium account. At 31st December, 2001, the outstanding options were:

授予認股權日期	Date of options granted	認股價 Option price	2001 股份數目 Number of shares	2000 股份數目 Number of shares
一九九四年三月十日	10th March, 1994	HK$14.83	**102,000**	126,000
二零零一年三月十日	10th March, 2001	HK$23.60	**410,000**	-
			512,000	126,000

此等認股權可於授予日第一週年起至第十週年內行使。

The options granted under the Scheme will be exercisable between the first and the tenth anniversaries of the date of grant.

24. 儲備

24. RESERVES

永亨銀行集團
The Group 2001

		股本溢價賬 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零一年一月一日結餘	At 1st January, 2001								
一往年報告	- as previously reported	329,667	215,423	2,100,214	321,000	42,463	769	2,113,447	5,122,983
一往年擬派股息之調整	- prior year adjustment in respect of dividend proposed	-	-	-	-	-	-	249,393	249,393
一重報	- as restated	329,667	215,423	2,100,214	321,000	42,463	769	2,362,840	5,372,376
換算調整	Exchange adjustments	-	-	(36)	-	-	-	-	(36)
購回股本	Repurchase of own shares	-	-	-	-	-	-	-	-
根據認股權計劃發行之新股	Shares issued under share option scheme	332	-	-	-	-	-	-	332
儲備賬撥入／(撥出)	Transfer to/(from) reserves	-	486	-	-	-	-	(486)	-
因出售非持作買賣用途證券而實現之增值	Realisation on disposal of non-trading securities	-	-	-	-	(26,023)	-	-	(26,023)
重估之虧損	Losses on revaluation	-	-	-	-	(17,306)	-	-	(17,306)
已派股息(附註25)	Dividends paid (Note 25)	-	-	-	-	-	-	(357,982)	(357,982)
年內溢利	Profit for the year	-	-	-	-	-	-	780,511	780,511
二零零一年十二月三十一日結餘	At 31st December, 2001	329,999	215,909	2,100,178	321,000	(866)	769	2,784,883	5,751,872

永亨銀行
The Bank 2001

		股本溢價賬 Share premium	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零一年一月一日結餘	At 1st January, 2001							
一往年報告	- as previously reported	329,667	1,802,374	321,000	(46)	769	1,679,297	4,133,061
一往年之調整	- prior year adjustment in respect of							
一擬派股息	- Dividend proposed	-	-	-	-	-	249,393	249,393
一股息收入	- Dividend income	-	-	-	-	-	(81,553)	(81,553)
一重報	- as restated	329,667	1,802,374	321,000	(46)	769	1,847,137	4,300,901
購回股本	Repurchase of own shares	-	-	-	-	-	-	-
根據認股權計劃發行之新股	Shares issued under share option scheme	332	-	-	-	-	-	332
重估之虧損	Losses on revaluation	-	-	-	(1,528)	-	-	(1,528)
已派股息	Dividends paid	-	-	-	-	-	(357,982)	(357,982)
年內溢利(附註7)	Profit for the year (Note 7)	-	-	-	-	-	704,189	704,189
二零零一年十二月三十一日結餘	At 31st December, 2001	329,999	1,802,374	321,000	(1,574)	769	2,193,344	4,645,912

24. 儲備（續） 24. RESERVES *(CONTINUED)*

永亨銀行集團
The Group 2000
（重報）
(restated)

		股本溢價賬 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零零年一月一日結餘	At 1st January, 2000								
－往年報告	- as previously reported	329,667	215,423	2,099,780	321,000	(66)	199	1,580,598	4,546,601
－往年擬派股息之調整	- prior year adjustment in respect of dividend proposed	-	-	-	-	-	-	167,565	167,565
－重報	- as restated	329,667	215,423	2,099,780	321,000	(66)	199	1,748,163	4,714,166
換算調整	Exchange adjustments	-	-	434	-	-	-	-	434
購回股本	Repurchase of own shares	-	-	-	-	-	570	(10,500)	(9,930)
重估之盈餘	Profit on revaluation	-	-	-	-	42,529	-	-	42,529
已派股息（附註25）	Dividends paid (Note 25)	-	-	-	-	-	-	(276,011)	(276,011)
年內溢利	Profit for the year								
－往年報告	- as previously reported	-	-	-	-	-	-	543,235	543,235
－往年擬派股息之調整	- prior year adjustment in respect of dividend proposed	-	-	-	-	-	-	357,953	357,953
－重報	- as restated	-	-	-	-	-	-	901,188	901,188
二零零零年十二月三十一日結餘	At 31st December, 2000	329,667	215,423	2,100,214	321,000	42,463	769	2,362,840	5,372,376

24. 儲備(續)

24. RESERVES *(CONTINUED)*

永亨銀行
The Bank 2000
(重報)
(restated)

		股本溢價賬 Share premium	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零零年一月一日結餘	At 1st January, 2000							
－往年報告	- as previously reported	329,667	1,802,374	321,000	-	199	1,326,410	3,779,650
－往年之調整	- prior year adjustment in respect of							
－擬派股息	- Dividend proposed	-	-	-	-	-	167,565	167,565
－股息收入	- Dividend income	-	-	-	-	-	(46,602)	(46,602)
－重報	- as restated	329,667	1,802,374	321,000	-	199	1,447,373	3,900,613
購回股本	Repurchase of own shares	-	-	-	-	570	(10,500)	(9,930)
重估之虧損	Loss on revaluation	-	-	-	(46)	-	-	(46)
已派股息	Dividends paid	-	-	-	-	-	(276,011)	(276,011)
年內溢利	Profit for the year							
－往年報告	- as previously reported	-	-	-	-	-	363,273	363,273
－往年之調整	- prior year adjustment in respect of							
－擬派股息	- Dividend proposed	-	-	-	-	-	357,953	357,953
－股息收入	- Dividend income	-	-	-	-	-	(34,951)	(34,951)
－重報(附註7)	- as restated (Note 7)	-	-	-	-	-	686,275	686,275
二零零零年十二月三十一日結餘	At 31st December, 2000	329,667	1,802,374	321,000	(46)	769	1,847,137	4,300,901

本集團於二零零一年十二月三十一日之盈餘滾存包括應佔聯營公司之累計虧損為港幣21,229,000元(二零零零年：無)。

The Group's unappropriated profits as at 31st December, 2001 included the accumulated losses of HK$21,229,000 (2000: NIL) of the associated companies.

股份溢價賬目及股本贖回儲備賬目的運用，受香港《公司條例》第48B及49H條所規定。

The application of the share premium account and the capital redemption reserve is governed by Section 48B and 49H of the Hong Kong Companies Ordinance.

一般儲備包括保留溢利轉賬及海外業務換算差額按附註2(i)入賬。資本儲備包括往年附屬公司發行紅股而引致保留溢利資本化及澳門永亨銀行按澳門法例規定之法定儲備。重估儲備乃重估行址及非持作買賣用途證券之差額按附註2(j)及(k)入賬。

The general reserve was set up from the transfer of retained earnings and exchange differences arising from translation of the accounts of overseas branches and subsidiaries (note 2(i)). The capital reserve comprises retained earnings capitalised on the issue of bonus shares by subsidiaries in previous years and a legal reserve established by Banco Weng Hang, S.A. in accordance with regulations in Macau. Revaluation reserves have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of premises and non-trading securities (notes 2(j) and (k)).

24. 儲備（續）

資本儲備，銀行行址重估儲備，投資重估儲備及股本購回儲備並非已實現之利潤，屬不可派發。

本行及從事銀行業務之附屬公司，因需按經營所在地之監管要求維持最低資本充足比率而可能對可派予股東之保留溢利構成限制。

24. RESERVES *(CONTINUED)*

Capital reserve, bank premises revaluation reserve, investment revaluation reserve and capital redemption reserve do not represent realised profits and are not available for distribution.

The Bank and its financial subsidiaries operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios and which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

25. 股東資金變動對賬表

25. RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

		2001	2000 （重報） (restated)
一月一日之股東資金結餘	Shareholders' funds as at 1 January	**5,665,781**	5,008,141
已確認之收益及虧損	Total disclosed in statement of recognised gains and losses	**737,146**	944,151
與股東之交易：	Transactions with shareholders:		
－已派股息（附註24)	- Dividends paid (Note 24)	**(357,982)**	(276,011)
－根據認股權計劃發行之股份款項	- Proceeds on shares issued under share option scheme	**356**	-
－購回本行股份款項	- Payment on redemption of shares	**-**	(10,500)
十二月三十一日之股東資金結餘	Shareholders' funds as at 31 December	**6,045,301**	5,665,781

26. 資產負債表以外之風險程度

(a) 或然債務及承擔

以下為每項或然債務及承擔重大類別之約定金額概要：

26. OFF-BALANCE SHEET EXPOSURES

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2001	2000	2001	2000
直接信貸替代	Direct credit substitutes	**398,317**	555,599	**239,043**	514,365
交易有關之或然債務	Transaction-related contingencies	**17,766**	10,680	**17,766**	10,680
貿易有關之或然債務	Trade-related contingencies	**1,156,627**	1,023,030	**1,028,989**	917,927
其他承擔：	Other commitments:				
原到期日一年以下者或可無條件取消者	With an original maturity of under 1 year or which are unconditionally cancellable	**3,362,729**	3,463,241	**3,117,990**	3,209,477
原到期日一年及以上者	With an original maturity of 1 year and over	**347,833**	537,373	**344,897**	537,373
其他	Others	**21,988**	-	**21,988**	-
合計（附註28(b))	Total (Note 28(b))	**5,305,260**	5,589,923	**4,770,673**	5,189,822

26. 資產負債表以外之風險程度 (續)

(b) 衍生工具

衍生工具指財務合約，其價值視乎所涉及的資產或指數而定。

以下為每項衍生工具重大類別之名義金額。

26. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2001	2000	**2001**	2000
滙率合約－買賣用途	Exchange rate contracts – trading	**7,112,978**	3,965,203	**7,699,932**	4,258,340
滙率合約－對冲用途	Exchange rate contracts – hedging	**2,148,760**	3,000,305	**2,148,760**	3,000,305
滙率合約總額	Total exchange rate contracts	**9,261,738**	6,965,508	**9,848,692**	7,258,645
利率合約－買賣用途	Interest rate contracts – trading	**–**	272,990	**–**	272,990
利率合約－對冲用途	Interest rate contracts – hedging	**2,988,032**	970,776	**2,988,032**	970,776
利率合約總額	Total interest rate contracts	**2,988,032**	1,243,766	**2,988,032**	1,243,766
		12,249,770	8,209,274	**12,836,724**	8,502,411

買賣交易包括為執行客戶買賣指令或對冲此等持倉交易而持有的金融工具盤。

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge these positions.

上列資產負債表以外之風險程度之重置成本及信貸風險加權金額如下。這些金額並未計及雙邊淨額安排的影響。

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

		永亨銀行集團 The Group			
		2001		2000	
		重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount	重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount
或然債務及承擔	Contingent liabilities and commitments	**N/A**	**639,978**	N/A	902,207
匯率合約	Exchange rate contracts	**27,674**	**38,199**	27,909	29,098
利率合約	Interest rate contracts	**24,047**	**7,407**	1,433	474
		51,721	**685,584**	29,342	931,779

26. 資產負債表以外之風險承擔(續)
(b) 衍生工具(續)

26. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*
(b) Derivatives (continued)

	永亨銀行 The Bank			
	2001		2000	
	重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount	重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount
或然債務及承擔 Contingent liabilities and commitments	N/A	513,943	N/A	868,642
匯率合約 Exchange rate contracts	27,593	38,100	27,414	27,589
利率合約 Interest rate contracts	24,047	7,407	1,433	474
	51,640	559,450	28,847	896,705

上表提供資產負債表以外各類交易之合約或名義本金額、重置成本及信貸風險加權金額等。此等金額根據香港金融管理局指引而估算，亦視乎交易對手之信譽及期限特性而定。香港金融管理局之指引實施了巴塞爾協議中有關資本充足之規定。

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

或然債務及承擔方面之風險加權幅度由0%至100%不等，而匯率及利率合約之風險加權幅度由0%至50%不等。合約之重置成本代表所有以市值記賬之正數值合約資產。信貸風險加權金額乃根據銀行條例附表三伸算。

The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

或然債務及承擔均屬信貸有關工具，並包括承兑項目、信用證及為提供信貸而提供之擔保及承擔。約定金額乃指假如合約被悉數取用而客戶又拖欠不還時所涉及之風險金額。由於大部份擔保及承擔預料直至期滿止均不會被取用，合約金額總數並不代表未來之現金需求。

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

資產負債表以外之金融工具乃來自本集團及本銀行在外匯、利率及股票等市場內所進行之遠期、掉期及期權等交易。

Off-balance sheet financial instruments arise from forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets.

26. 資產負債表以外之風險程度(續)

26. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) 衍生工具(續)

(b) Derivatives (continued)

此等工具之名義金額顯示於結算當日尚未完成之交易數量，但並不代表風險數額。

The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

(c) 資本承擔

(c) Capital commitments

於十二月三十一日為購置物業、機械及設備而並未在賬項中作出準備之資本承擔如下：

Capital commitments for acquisition of property, plant and equipment outstanding at 31st December not provided for in the accounts were as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2001	2000	2001	2000
已核准及簽訂合約之開支	Expenditure authorised and contracted for	123	159,398	-	155,520
已核准惟未簽訂合約之開支	Expenditure authorised but not contracted for	12,621	-	-	-
		12,744	159,398	-	155,520

27. 營業溢利與來自營業活動之淨現金流入對賬表

27. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

		2001	2000
營業溢利	Operating profit	869,891	1,061,396
折舊	Depreciation	46,875	46,315
商譽攤銷	Amortisation of goodwill	582	581
非持作買賣用途證券之股息收入	Dividends received from non-trading securities	(3,756)	(2,304)
持有至到期日之證券收入	Income on held-to-maturity securities	(200,066)	(202,348)
三個月後到期之政府債券減少/(增加)	Decrease/(increase) in treasury bills maturing after three months	810,701	(593,075)
三個月後到期之定期存放銀行同業及其他金融機構款項減少/(增加)	Decrease/(increase) in placements with banks and other financial institutions maturing after three months	1,437,438	(635,370)
貿易票據(增加)/減少	(Increase)/decrease in trade bills	(53,776)	48,941
存款證增加	Increase in certificates of deposit held	(313,984)	(50,239)
持作買賣用途證券增加	Increase in trading securities	(6,542)	-
客戶之貸款及其他賬項增加	Increase in advances to customers and other accounts	(1,900,465)	(1,320,496)
銀行同業及其他金融機構之存款增加/(減少)	Increase/(decrease) in deposits and balances of banks and other financial institutions	198,285	(203,087)
客戶之往來、定期、儲蓄及其他存款(減少)/增加	(Decrease)/increase in current, fixed, savings and other deposits of customers	(235,308)	4,158,653
已發行存款證增加/(減少)	Increase/(decrease) in certificates of deposit issued	397,851	(364,105)
其他賬項及準備減少	Decrease in other accounts and provisions	(192,335)	(109,389)
		855,391	1,835,473

28. 分項報告

(a) 業務分類

零售銀行業務包括接受存款、住宅樓宇按揭、租賃貸款及私人貸款業務。

企業銀行業務包括工商業貸款、貿易融資及機構銀行業務。

財資業務包括外滙買賣、證券投資及交易買賣。

其他業務包括保險業務、股票買賣服務及退休福利計劃服務。

未分類的業務項目主要包括股東資金、行址投資、物業投資及其他未能合理分配予特定業務分類的業務活動。

28. SEGMENT REPORTING

(a) Business segments

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

28. 分項報告(續)
(a) 業務分類(續)

28. SEGMENT REPORTING (CONTINUED)
(a) Business segments (continued)

		永亨銀行集團 The Group 2001						
		零售銀行業務 Retail banking	企業銀行業務 Corporate banking	財資業務 Treasury	其他業務 Other	未分類業務 Unallocated	跨業務收支抵銷 Inter-segment elimination	合計 Total
淨利息收入	Net interest income	956,116	310,894	69,579	2,393	178,040	-	1,517,022
其他營業收入	Other operating income	187,950	73,862	42,071	41,480	17,686	-	363,049
跨業務收入	Inter-segment income	-	-	-	-	36,007	(36,007)	-
營業收入	Operating income	1,144,066	384,756	111,650	43,873	231,733	(36,007)	1,880,071
營業支出	Operating expenses	(447,199)	(72,144)	(17,356)	(30,725)	(19,752)	-	(587,176)
跨業務支出	Inter-segment expenses	(31,619)	(1,611)	(333)	(2,444)	-	36,007	-
扣除準備金前之營業溢利	Operating profit before provisions	665,248	311,001	93,961	10,704	211,981	-	1,292,895
呆壞賬準備	Charge for bad and doubtful debts	(246,408)	(176,596)	-	-	-	-	(423,004)
營業溢利	Operating profit	418,840	134,405	93,961	10,704	211,981	-	869,891
重估投資物業及出售有形固定資產之溢利/(虧損)	Gains/(losses) on revaluation of investment properties and disposal of tangible fixed assets	(502)	107	(1)	-	6,618	-	6,222
出售持有至到期日證券及非持作買賣用途證券之溢利	Profit on disposal of held-to-maturity and non-trading securities	-	-	5,218	26,033	225	-	31,476
持有至到期日證券之準備金回撥	Provisions written back for held-to-maturity securities	-	-	4,367	-	-	-	4,367
正常業務的溢利	Profit on ordinary activities	418,338	134,512	103,545	36,737	218,824	-	911,956
應佔聯營公司之淨虧損	Share of net losses in associated companies	-	-	-	(21,229)	-	-	(21,229)
除税前溢利	Profit before taxation	418,338	134,512	103,545	15,508	218,824	-	890,727
折舊(附註4(b))	Depreciation (Note 4(b))	24,936	854	443	982	19,660	-	46,875
分類資產	Segment assets	25,502,631	15,260,286	4,305,833	29,696	9,902,375	-	55,000,821
聯營公司投資	Investments in associated companies	-	-	-	60,771	-	-	60,771
總資產	Total assets	25,502,631	15,260,286	4,305,833	90,467	9,902,375	-	55,061,592
總負債	Total liabilities	45,560,410	261,400	171,500	9,000	2,992,101	-	48,994,411
資本支出	Capital expenditure	34,900	695	162	3,295	231,224	-	270,276

28. 分項報告(續) 28. SEGMENT REPORTING (CONTINUED)

(a) 業務分類(續) (a) Business segments (continued)

永亨銀行集團
The Group
2000

		零售銀行業務 Retail banking	企業銀行業務 Corporate banking	財資業務 Treasury	其他業務 Other	未分類業務 Unallocated	跨業務收支抵銷 Inter-segment elimination	合計 Total
淨利息收入	Net interest income	1,050,910	336,560	36,496	3,156	232,309	-	1,659,431
其他營業收入	Other operating income	174,067	67,297	47,442	53,339	9,285	-	351,430
跨業務收入	Inter-segment income	-	-	-	-	33,265	(33,265)	-
營業收入	Operating income	1,224,977	403,857	83,938	56,495	274,859	(33,265)	2,010,861
營業支出	Operating expenses	(431,259)	(64,260)	(17,850)	(36,630)	(32,235)	-	(582,234)
跨業務支出	Inter-segment expenses	(30,097)	(1,609)	(333)	(1,226)	-	33,265	-
扣除準備金前之營業溢利	Operating profit before provisions	763,621	337,988	65,755	18,639	242,624	-	1,428,627
呆壞賬準備	Charge for bad and doubtful debts	(174,601)	(192,629)	-	(1)	-	-	(367,231)
營業溢利	Operating profit	589,020	145,359	65,755	18,638	242,624	-	1,061,396
重估投資物業及出售有形固定資產之虧損	Losses on revaluation of investment properties and disposal of tangible fixed assets	(256)	-	-	(132)	(39)	-	(427)
出售持有至到期日證券及非持作買賣用途證券之溢利/(虧損)	Profit/(losses) on disposal of held-to-maturity and non-trading securities	-	-	1,349	(19)	1,970	-	3,300
持有至到期日證券之準備金撥備	Provisions made for held-to-maturity securities	-	-	(40)	-	-	-	(40)
正常業務的溢利	Profit on ordinary activities	588,764	145,359	67,064	18,487	244,555	-	1,064,229
應佔聯營公司之淨虧損	Share of net losses in associated companies	-	-	-	-	-	-	-
除稅前溢利	Profit before taxation	588,764	145,359	67,064	18,487	244,555	-	1,064,229
折舊(附註4(b))	Depreciation (Note 4(b))	23,980	891	437	804	20,203	-	46,315
分類資產	Segment assets	24,217,438	13,380,214	3,765,217	48,248	13,088,751	-	54,499,868
聯營公司投資	Investments in associated companies	-	-	-	29,800	-	-	29,800
總資產	Total assets	24,217,438	13,380,214	3,765,217	78,048	13,088,751	-	54,529,668
總負債	Total liabilities	44,629,974	248,100	201,600	7,900	3,751,411	-	48,838,985
資本支出	Capital expenditure	26,417	403	15	633	87,324	-	114,792

28. 分項報告 (續)

(b) 區域分項

區域分項資料乃按附屬公司主要營業所在地劃分，或按負責匯報業績或將資產入賬之本銀行分行所在地而劃分。

28. SEGMENT REPORTING (CONTINUED)

(b) Geographical segments

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

		永亨銀行集團 The Group 2001				
		香港 Hong Kong	澳門 Macau	其他 Other	減：跨區域收支抵銷 Less: inter-segment elimination	合計 Total
二零零一年十二月三十一日	As at 31 December, 2001					
總營業收入	Total operating income	1,761,863	231,209	56,950	(169,951)	1,880,071
除稅前溢利	Profit before taxation	835,962	138,824	41,199	(125,258)	890,727
總資產	Total assets	53,919,307	7,985,385	6,711,467	(13,554,567)	55,061,592
總負債	Total liabilities	48,284,018	7,416,268	6,475,676	(13,181,551)	48,994,411
或然債務及承擔（附註26(a)）	Contingent liabilities and commitments (Note 26(a))	4,777,353	495,704	86,343	(54,140)	5,305,260
資本支出	Capital expenditure	257,660	12,037	579	-	270,276

		永亨銀行集團 The Group 2000 (重報) (restated)				
		香港 Hong Kong	澳門 Macau	其他 Other	減：跨區域收支抵銷 Less: inter-segment elimination	合計 Total
二零零零年十二月三十一日	As at 31 December, 2000					
總營業收入	Total operating income	1,892,776	237,639	44,527	(164,081)	2,010,861
除稅前溢利	Profit before taxation	998,932	142,586	26,907	(104,196)	1,064,229
總資產	Total assets	53,465,682	7,916,970	6,118,061	(12,971,045)	54,529,668
總負債	Total liabilities	48,137,042	7,324,631	5,896,809	(12,519,497)	48,838,985
或然債務及承擔（附註26(a)）	Contingent liabilities and commitments (Note 26(a))	5,170,453	469,919	25,026	(75,475)	5,589,923
資本支出	Capital expenditure	111,736	3,009	47	-	114,792

29. 董事及高級職員貸款

遵照香港《公司條例》第161B(4B)節規定，貸予董事及高級職員之貸款詳情如下：

29. LOANS TO OFFICERS

Particulars of loans to officers disclosed pursuant to section 161B(4B) of the Hong Kong Companies Ordinance are as follows:

		2001	2000
於十二月三十一日之貸款總數	Aggregate amount of relevant loans outstanding at 31st December	**1,388**	1,827
全年貸款最高總數	The maximum aggregate amount of relevant loans outstanding during the year	**1,833**	2,249

30. 關連人士交易

(a) 本年度內，本集團與本銀行之主要股東美國紐約銀行集團及其附屬公司之交易，均按一般正常業務及商業條件進行。本年度內之收支及於年終之資產負債表及資產負債表以外之結餘詳列如下：

30. RELATED PARTY TRANSACTIONS

(a) During the year, transactions with The Bank of New York Company Inc. ("BNY"), a substantial shareholder of the Bank, or its subsidiaries were entered into by the Group in the ordinary course of business and on normal commercial terms. The income and expense for the year and on-balance sheet and off-balance sheet outstandings at the year end are:

(i) 收入及支出 / Income and expense

		2001	2000
利息收入	Interest income	**2,967**	1,825
利息支出	Interest expense	**1,450**	2,331

(ii) 十二月三十一日資產負債表結餘 / On-balance sheet outstanding at 31st December

		2001	2000
現金及短期資金	Cash and short-term funds	**22,296**	86,196
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	**64,408**	14,687

(iii) 十二月三十一日資產負債表以外結餘 / Off-balance sheet outstanding at 31st December

		2001	2000
匯率合約	Exchange rate contracts		
合約金額	Contract amount	**155,946**	155,920
重置成本	Replacement Cost	**–**	-
風險加權金額	Risk weighted amount	**312**	312

(iv) 於一九九九年八月二十七日，本銀行與美國紐約銀行集團簽署一項授權協議，根據此項協議，本銀行將提供一項有關證券化交易之支援服務。

於二零零一年，本銀行已收取大約為港幣245,000元(二零零零年：港幣210,000元)服務費。本銀行將按年收取費用至合約終止。

(iv) On 27th August, 1999, the Bank entered into a Delegation Agreement with BNY pursuant to which the Bank agreed to provide various back-up support services to BNY in connection with a securitisation transaction undertaken by BNY.

In 2001, the Bank received from BNY a service fee of approximately HK$245,000 (2000: HK$210,000) and will continue to receive further service fees on an annual basis during the term of the Delegation Agreement.

30. 關連人士交易(續)

(b) 於一九九五年六月三十日，本銀行擁有百分之六十五股權之附屬公司永亨蘇黎世保險有限公司(「永蘇保險」)與蘇黎世保險有限公司(「蘇黎世保險」)之全資附屬公司瑞泰保險管理(香港)有限公司(「瑞泰保險」)簽署一項管理合約。根據此項管理合約瑞泰保險將負責永蘇保險有關保險業務之管理工作。蘇黎世保險為永蘇保險之主要股東，佔該公司已發行股本百分之三十五。根據此項管理合約，永蘇保險付予瑞泰保險港幣1,942,000元(二零零零年：港幣2,089,000元)管理費用。此項費用乃按所收之保險費及純利而釐定。於一九九九年十二月三十一日，雙方同意將管理合約延至二零零二年十二月三十一日終止，但雙方可經六個月通知後提前解約。

30. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(b) On 30th June, 1995, Wing Hang Zurich Insurance Company Limited ("WHZ Insurance"), a 65 percent owned subsidiary of the Bank, entered into a Management Agreement with Swiss Insurance Management (Hong Kong) Limited ("Swiss Insurance"), a wholly own subsidiary of Zurich Insurance Limited ("Zurich Insurance") pursuant to which Swiss Insurance has been appointed as manager of WHZ Insurance in connection with the conduct by WHZ Insurance of its insurance business. Zurich Insurance is a substantial shareholder of WHZ Insurance holding 35 percent of WHZ Insurance's issued share capital. Under the Management Agreement, WHZ Insurance paid to Swiss Insurance an amount of HK$1,942,000 (2000: HK$2,089,000), being the contractual management fees based on gross premium and net profit generated. On 31st December, 1999, the Management Agreement has been extended for three years and will end on 31st December, 2002 but can be terminated by either party on six months' notice.

31. 僱員退休福利計劃

31. STAFF RETIREMENT SCHEMES

	2001	2000
退休福利成本 (附註4(b)) / Retirement benefit costs (Note 4(b))	32,148	(1,359)

集團原為本港及澳門之僱員提供界定退休福利計劃。界定退休福利計劃所需給予之供款，均由精算師按年估計決定，並從該年度之損益賬內支取。

香港計劃及澳門計劃分別於二零零零年十一月三十日及二零零一年一月二日終止。所有計劃內的資產於二零零零年十二月一日至二零零一年一月十六日期間內出售。餘款亦已撥回本集團以減低二零零零年度之退休福利成本。

The Group previously operated two funded defined benefit pension schemes ("the Schemes"), namely the Hong Kong Scheme and the Macau Scheme, for all qualifying employees in Hong Kong and Macau respectively. Contributions to the Schemes were made in accordance with advice from actuaries based on the actuarial valuations, and were charged to the profit and loss account for the year.

The Hong Kong Scheme and the Macau Scheme were terminated on 30th November, 2000 and 2nd January, 2001 respectively. All assets of the Schemes were disposed of during the period between 1st December, 2000 and 16th January, 2001. The surplus was distributed to the Group and was credited to the retirement benefit costs in 2000.

31. 僱員退休福利計劃(續)

根據香港的《強制性公積金計劃條例》及澳門當地的守則，本集團已於二零零零年十二月一日及二零零一年一月三日，分別為本港及澳門之僱員提供新的界定供款計劃，以取代舊有之退休福利計劃。該等計劃之成本將計入該年度之損益表內，而計劃之資產均與本集團之資產分開持有。至於因員工離職而不能獲得全數的僱主自願性供款，其剩下的結餘將撥歸本集團。

31. STAFF RETIREMENT SCHEMES *(CONTINUED)*

After the termination of the Schemes, a new defined contribution scheme was established on 1st December, 2000 to cover all qualifying employees in Hong Kong in accordance with the Hong Kong Mandatory Provident Fund Schemes Ordinance, and a new defined contribution scheme was established on 3rd January, 2001 to cover all qualifying employees in Macau at various funding rates, in accordance with the local practice and requirements. The costs of the two new schemes are charged to the profit and loss account for the year and the assets of these schemes are held separately from the Group. Any forfeiture amount is refunded to the Group when the member leaves employment prior to vesting fully of the employer's voluntary contributions.

32. 比較數字

由於對股息的會計政策有所變更，故若干比較數字已改列，詳情載於附註3。

於二零零零年，本銀行在銀聯控股有限公司之投資乃記賬為非持作買賣用途證券。於二零零一年，該投資對本集團之影響增加，故將該投資改列為聯營公司之投資。比較數字經予改列，以符合本年度之賬項編排。

32. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of change in accounting policy for dividends, details of which are set out in note 3.

In 2000, the investment in Bank Consortium Holding Limited was included as non-trading securities. During the year of 2001, this investment has been reclassified as investments in associated companies in view of its materiality to the Group. Comparative figures have been reclassified to conform with the current year's presentation.

33. 賬項通過

本賬項已於二零零二年三月十四日經董事會通過及授權發佈。

33. APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Board of Directors on 14th March, 2002.

(以港幣千元位列示，內文另註除外。)

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

(a) 資本充足及流動資金比率
(i) 資本充足比率

(a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS
(i) Capital adequacy ratio

		永亨銀行集團 The Group 2001	2000
核心資本	Core capital		
繳足股款的普通股股本	Paid up ordinary share capital	293,429	293,405
股本溢價賬	Share Premium	329,999	329,667
儲備	Reserves	4,345,877	3,833,012
其他	Others	444,404	512,885
		5,413,709	4,968,969
可計算的附加資本	Eligible supplementary capital		
土地及土地權益價值重估的儲備	Reserves on revaluation of land and interests in land	224,700	224,700
重估非持作買賣用途證券之未實現虧損	Unrealised loss on revaluation of non-trading securities	(1,574)	(46)
一般呆賬準備金	General provisions for doubtful debts	361,124	352,104
		584,250	576,758
扣減前的資本基礎總額	Total capital base before deductions	5,997,959	5,545,727
資本基礎總額的扣減項目	Deductions from total capital base	(198,379)	(127,576)
扣減後的資本基礎總額	Total capital base after deductions	5,799,580	5,418,151
十二月三十一日未經調整及調整後之資本充足比率	Unadjusted and adjusted capital adequacy ratio at 31st December	16.6%	16.2%

未經調整之資本充足比率為本銀行及部份附屬公司根據香港銀行條例附表三及香港金融管理局為監管而要求之綜合基準計算。調整後資本充足比率之計算，是根據香港金融管理局發出《就市場風險維持充足資本》的指引，計入在結算日的市場風險。所根據的綜合基準與未經調整之資本充足比率相同。

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority ("HKMA") for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance. The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with the HKMA's Guideline "Maintenance of Adequate Capital Against Market Risks".

(a) 資本充足及流動資金比率(續)
(ii) 全年平均流動資金比率

(a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS *(CONTINUED)*
(ii) Average liquidity ratio for the year

		永亨銀行集團 The Group	
		2001	2000
全年平均流動資金比率	Average liquidity ratio for the year	**45.3%**	44.3%

全年平均流動資金比率乃根據香港銀行條例附表四計算。此比率為與香港金融管理局協議包括所有海外分行、香港辦事處及附屬公司而計算。

The average liquidity ratio for the year includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

(b) 客戶貸款－行業分類

客戶貸款之行業類別是按該等貸款之用途分類及未減除任何準備。

(b) ADVANCES TO CUSTOMERS – BY INDUSTRY SECTORS

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

		永亨銀行集團 The Group		差幅 Change
		2001	2000	%
在香港使用之貸款	***Loans for use in Hong Kong***			
工業、商業及金融	Industrial, commercial and financial			
－物業發展	– Property development	**334,797**	293,940	13.9
－物業投資	– Property investment	**5,645,037**	5,565,530	1.4
－財務機構	– Financial concerns	**562,746**	593,606	-5.2
－股票經紀	– Stockbrokers	**259,047**	245,741	5.4
－批發與零售業	– Wholesale and retail trade	**868,411**	992,632	-12.5
－製造業	– Manufacturing	**968,820**	1,056,766	-8.3
－運輸與運輸設備	– Transport and transport equipment	**1,619,465**	1,384,920	16.9
－股票有關之貸款	– Share financing	**255,709**	354,650	-27.9
－其他	– Others	**2,893,668**	2,864,953	1.0
個人	Individuals			
－購買「居者有其屋」、「私人機構參建居屋計劃」及「租者置其屋計劃」樓宇之貸款	– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**722,890**	460,605	56.9
－購買其他住宅物業之貸款	– Loans for the purchase of other residential properties	**10,799,639**	11,151,902	-3.2
－信用咭貸款	– Credit card advances	**463,121**	343,649	34.8
－其他	– Others	**2,833,500**	2,352,836	20.4
貿易融資	***Trade finance***	**1,575,554**	1,664,877	-5.4
在香港以外使用之貸款	***Loans for use outside Hong Kong***			
－澳門	– Macau	**3,340,498**	3,015,099	10.8
－其他	– Others	**2,372,342**	1,324,135	79.2
		35,515,244	33,665,841	5.5

(c) 客戶貸款、不履行貸款及過期貸款－地理分類

地理分類資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

(c) ADVANCES TO CUSTOMERS, NON-PERFORMING LOANS AND OVERDUE ADVANCES – BY GEOGRAPHICAL AREA

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

		永亨銀行集團 The Group 2001		
		客戶貸款 Total Advances to customers	不履行貸款 Non-performing loans	過期三個月以上之貸款 Overdue advances for over three months
香港	Hong Kong	29,432,277	1,173,746	740,417
澳門	Macau	3,459,865	159,879	145,641
中華人民共和國	People's Republic of China	1,875,900	16,170	33,512
其他	Others	747,202	–	25
		35,515,244	1,349,795	919,595

		永亨銀行集團 The Group 2000 (重報) (restated)		
		客戶貸款 Total Advances to customers	不履行貸款 Non-performing loans	過期三個月以上之貸款 Overdue advances for over three months
香港	Hong Kong	29,094,375	1,149,966	957,525
澳門	Macau	3,272,289	152,514	183,869
中華人民共和國	People's Republic of China	849,033	30,408	35,255
其他	Others	450,144	2,283	4,727
		33,665,841	1,335,171	1,181,376

(d) 逾期及重定還款期之資產 (d) OVERDUE AND RESCHEDULED ASSETS

(i) 逾期及重定還款期之貸款 (i) Overdue and rescheduled advances

		永亨銀行集團 The Group			
		2001		2000	
		金額 Amount	佔貸款總額之百分比 % of total advances	金額 Amount	佔貸款總額之百分比 % of total advances
已過期之客戶貸款	Gross advances to customers which have been overdue for				
三個月以上至六個月	6 months or less but over 3 months	291,684	0.82	556,800	1.65
六個月以上至一年	1 year or less but over 6 months	250,786	0.71	276,817	0.82
一年以上	Over 1 year	377,125	1.06	347,759	1.03
		919,595	2.59	1,181,376	3.50
所持抵押品金額	Amount of collateral held	731,631		1,029,528	
有抵押貸款數額	Secured balance	646,525		919,679	
無抵押貸款數額	Unsecured balance	273,070		261,697	
特殊準備	Specific provisions	182,777		231,999	
重定還款期之客戶貸款	Rescheduled advances	478,625	1.35	130,240	0.39

於二零零零年十二月三十一日及二零零一年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中並無過期三個月以上及重定還款期之貸款。

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 31st December 2001 and 31st December 2000.

(ii) 其他逾期資產 (ii) Other overdue assets

		永亨銀行集團 The Group 2001	
		債務證券 Debt securities	*其他資產 *Other assets
已過期之其他資產	Other assets which have been overdue for		
三個月以上至六個月	6 months or less but over 3 months	–	2,011
六個月以上至一年	1 year or less but over 6 months	–	1,667
一年以上	Over 1 year	–	2,599
		–	6,277

* *其他資產指貿易票據及應計利息*

* *Other assets refer to trade bills and accrued interest.*

(e) 過期及重定還款期貸款與不履行貸款之對賬表

(e) THE RECONCILIATION BETWEEN OVERDUE AND RESCHEDULED LOANS AND NON-PERFORMING LOANS

		永亨銀行集團 The Group 2001	2000
已過期三個月以上之客戶貸款及重定還款期貸款：	Gross advances to customers and rescheduled loans which have been overdue for over three months :		
已過期三個月以上之客戶貸款	Gross advances to customers which have been overdue for over three months	919,595	1,181,376
重定還款期之貸款	Rescheduled advances	478,625	130,240
		1,398,220	1,311,616
減：過期三個月以上但仍累計利息之貸款	Less : Loans overdue over 3 months and on which interest is still being accrued	(173,970)	(299,747)
加：過期三個月或以下但其利息已撥入暫記賬或已停止累計利息之貸款	Add : Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased	125,545	323,302
不履行貸款合計	Total non-performing loans	1,349,795	1,335,171

(f) 跨境債權

跨境債權資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

(f) CROSS-BORDER CLAIMS

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

永亨銀行集團 The Group 2001

		銀行同業及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
澳門	Macau	223,871	-	3,368,775	3,592,646
中華人民共和國	People's Republic of China	481,882	28,145	1,756,210	2,266,237
其他亞太區	Other Asia Pacific	2,506,606	-	707,527	3,214,133
美國	United States	1,476,500	726,255	124,289	2,327,044
其他南美及北美國家	Other North and South American countries	1,004,937	-	30,677	1,035,614
中東及非洲	Middle East and Africa	559	-	35	594
歐洲	Europe	8,132,349	-	211,553	8,343,902
		13,826,704	754,400	6,199,066	20,780,170

(g) 貨幣風險

個別外幣的淨持有額或淨結構性倉盤若佔所持有外滙淨盤總額或結構性倉盤總額的百份之十或以上，便須作出披露。

(g) CURRENCY RISKS

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	永亨銀行集團 The Group			
	2001		2000	
相等於百萬港元 Equivalent in millions of HK$	美元 US$	合計 Total	美元 US$	合計 Total
現貨資產 Spot assets	13,525	19,294	14,546	18,839
現貨負債 Spot liabilities	(12,179)	(18,129)	(12,235)	(16,565)
遠期買入 Forward purchases	3,417	3,882	1,979	2,307
遠期賣出 Forward sales	(4,642)	(4,919)	(4,121)	(4,395)
長盤淨額 Net long positions	121	128	169	186

	2001			2000		
相等於百萬港元 Equivalent in millions of HK$	葡幣 Macau Patacas	美元 US$	合計 Total	葡幣 Macau Patacas	美元 US$	合計 Total
結構性倉盤淨額 Net structural positions	320	136	456	179	136	315

(h) 風險管理

本集團已制定政策及程序，用以監察及控制信貸風險、流動資金、資本及市場風險，並由董事會授予授信委員會及資產負債管理委員會定期檢討，內部核數員亦會定期稽核，以確保該等政策及程序能得以遵從。

(h) MANAGEMENT OF RISKS

The Group has established policies and procedures for the control and monitoring of credit risk, liquidity, capital and market risk, which are reviewed regularly by the Credit Committee and the Asset and Liability Management Committee ("ALMCO") as delegated by the Board of Directors. The internal auditors also perform regular audits to ensure compliance with the policies and procedures.

(i) 信貸風險管理

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款、貿易融資、財資、衍生工具及其他業務。董事會已授權由本銀行主席兼行政總裁任主席的授信委員會以執行信貸風險管理。

信貸風險管理是獨立於其他業務，監管信貸政策的應用及實行及確保信貸評估及批核的質素。本集團的信貸政策制定了授予信貸的準則、信貸批核與監察的程序、貸款分類系統及撥備的政策，並根據《香港銀行業條例》及香港金融管理局發出的指引，來制定對大額信貸及撥備的政策。

(i) Credit risk management

Credit risk arises from the possibility that the counterparty in a transaction may default. It arises from the lending, trade finance, treasury, derivatives and other activities undertaken by the Group. The Board of Directors has delegated the Group's credit risk management to the Credit Committee, which is chaired by the Bank's Chairman and Chief Executive.

The credit risk management function is independent of the business units. It oversees the implementation of credit policies and ensures the quality of credit evaluation and approval. Credit approval is conducted in accordance with the Group's credit policy, which defines the credit extension criteria, the credit approval and monitoring processes, the loan classification system and provisioning policy. The credit policy also takes into account the requirements of the Hong Kong Banking Ordinance and guidelines issued by the HKMA with respect to large exposures and provisioning requirements.

(h) 風險管理(續)

(i) 信貸風險管理(續)

在評估客戶或交易對手的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。信貸集中是藉採納適當的信貸控制得以監管，例如根據資本基礎去釐定大額風險限額。

詳盡的信貸風險管理指引已載於本集團的貸款手冊，並經由授信委員會定期檢閱及批核。貸款手冊內包括為信貸權限授權、授信標準、信貸監管處理、貸款分類系統、信貸追收及撥備政策。

(ii) 流動資金管理

本集團監察其流動資金結構中之資產、負債及合約承擔確保本集團之業務運作均達到其融資需求，並能經常符合法定的流動資金比率。在以上附註(a)中披露，集團於二零零一年全年平均流動資金比率為百分之四十五點三，遠超法定的百分之二十五最低要求。

董事局透過定期審閱流動資金比率及組合到期差異，得以審閱本集團所有業務之現時及未來之融資需求。流動資金風險源於本集團持有充足合適流動資產，如現金及短期資金及證券，以應付短期資金需求至合理水平。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預料的大量資金需求。

(iii) 資本管理

本集團的政策是要維持雄厚的資本，來支持集團的業務發展，並能達到法定的資本充足比率要求。在附註(a)中已披露，本集團在二零零一年十二月三十一日未經調整及調整後資本充足比率為百分之十六點六，遠超法定的百分之八最低要求。

(h) Management of risks *(continued)*

(i) Credit risk management (continued)

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always the Group's primary considerations, though credit risk may be mitigated by obtaining collateral from the customers or counterparties. Concentration risks are monitored by adopting proper risk control such as setting limits on large exposures in relation to the Group's capital base.

Comprehensive guidelines to manage credit risk have been laid down in the Group's Loaning Manual, which is regularly reviewed and approved by the Credit Committee. The Loaning Manual covers the delegated lending authorities, credit extension criteria, credit monitoring process, loan classification system, credit recovery and provisioning policy.

(ii) Liquidity management

The Group manages the liquidity structure of its assets, liabilities and commitments so as to ensure that all Group operations can meet their funding needs and that the statutory liquidity ratio is complied with. As disclosed in note (a) above, the Group's average liquidity ratio of 45.3% for 2001 is well above the statutory minimum ratio of 25%.

The Board of Directors reviews the current and prospective funding requirements for all operations through regular review of the liquidity ratio and the maturity mismatch profile. The liquidity risk is managed by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflow in the ordinary course of business.

(iii) Capital management

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. As disclosed in note (a) above, the Group's unadjusted and adjusted capital adequacy ratio of 16.6% as at 31st December, 2001 is well above the statutory minimum ratio of 8%.

(h) 風險管理(續)

(iii) 資本管理(續)

本集團按各業務部門所承受的風險來分配資本。附屬公司若受其他監管機構直接監管，便必須遵守這些監管機構的規定維持充足的資本。某些附屬財務公司亦要符合香港金融管理局因應監管所需而制定的資本要求。

(iv) 市場風險管理

市場風險為利率、匯率或股票及商品價格之變動影響本集團持有之金融工具之價值。金融工具包括匯率合約、利息合約、股票及定息票據。

持有金融工具之限額由本集團資產負債管理委員會核准。該委員會由執行董事、司庫及集團之高級經理組成。該委員會負責制定有關資產負債管理政策，並檢討、審核及管理其運用情況以確保其營運比率及限額符合已制定之策略。

風險乃根據金融工具之本金或名義本金，交易金額及損失限額而計算，由資產負債管理委員會負責管理及檢討已制定之限額。

本集團以較保守之政策來管理交易持倉限額，於市場買賣以減少交易持倉限額。因此，本集團認為因交易持倉限額而引起之市場風險不大。

(i) 比較數字

編製該等未經審核補充財務資料時，已充分考慮「本地註冊認可機構披露財務資料」之要求中第4.1.2段之過渡條款並無披露截至二零零零年十二月三十一日止附註(d)(ii)及(f)之有關資料。

(h) Management of risks *(continued)*

(iii) Capital management (continued)

Capital is allocated to the various activities of the Bank depending on the risk taken by each business division. Where the subsidiaries are directly regulated by other regulators, they are required to maintain minimum capital according to these regulators' rules. Certain financial subsidiaries, as specified by the HKMA, are subject to the HKMA's capital requirements for its regulatory supervision purposes.

(iv) Market risk management

Market risk is the risk that changes in interest rates, foreign exchange rates or equity and commodity prices will affect the prices of financial instruments taken or held by the Group. Financial instruments include foreign exchange contracts, interest rate contracts, equity and fixed income securities.

The limits for financial instruments are approved by ALMCO which is made up of executive directors, the treasurer and senior managers of the Group. ALMCO is responsible for approving the policies relating to asset and liability management and to review, monitor and control the operating ratios and trading limits to ensure compliance.

Exposures are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limit, and are controlled and reviewed by ALMCO.

The Group adopts a prudent approach to managing its trading portfolios, and reduces any excessive market risk by executing offsetting transactions or hedging contracts with other market counterparties. The Group therefore considers that any market risk arising from its trading book is not material.

(i) Comparative figures

In preparing this unaudited supplementary financial information, advantage has been taken of the transitional provisions set out in paragraph 4.1.2 of the module on "Financial Disclosure by Locally incorporated Authorised Institutions", with the effect that the corresponding amounts for year ended 31st December, 2000 have not been disclosed in respect of notes (d)(ii) and (f).

各分行地址

List of Branches

香港	總行	皇后大道中161號地下
	銅鑼灣分行	波斯富街82號
	中區分行	雪廠街10號新顯利大廈
	金銀貿易場分行	孖沙街12至18號
	莊士敦道分行	莊士敦道150號
	北角分行	英皇道441至443號
	筲箕灣分行	寶文街1號峻峰花園
	灣仔分行	軒尼詩道359號
	西區分行	德輔道西139至141號
九龍	青山道分行	青山道253至259號2號舖
	長沙灣分行	長沙灣副食品批發市場行政大樓1樓T-301室
	紅磡分行	馬頭圍道104號
	佐敦道分行	佐敦道32號
	九龍城分行	衙前圍道37號
	觀塘分行	輔仁街22至24號
	旺角道分行	旺角道16號
	新蒲崗分行	康強街51號
	深水埗分行	長沙灣道57號
	大角咀分行	通州街51至67號
	土瓜灣分行	土瓜灣道237號A
	尖沙咀分行	加連威老道71號
	油蔴地分行	彌敦道507號
新界	葵涌分行	葵興路100號葵涌中心
	大埔分行	大榮里12至26號 F舖
	大圍分行	大圍道32至34號
	將軍澳分行	新都城中心2期商場1樓1022-23號舖
	荃灣分行	眾安街35號
	元朗分行	青山道62號
中國	深圳分行	中國深圳市深南東路5002號信興廣場 地王商業中心2508至2509室
	廣州代表處	中國廣州市環市東路362號 好世界廣場2710室
	上海代表處	中國上海市浦東新區浦東大道138號 永華大廈9樓E室
澳門永亨銀行 *(全資附屬公司)*	總行	新馬路241號
	花城分行	氹仔埃武拉街356至366號花城利豐大廈
	黑沙灣分行	馬場海邊馬路32號C至F
	荷蘭園分行	荷蘭園正街3號D
	河邊新街分行	河邊新街75至77號
	紅街市分行	高士德馬路85號
	祐漢分行	祐漢第八街183至189號
	連勝街分行	連勝街15至17號
	雅廉訪分行	雅廉訪馬路51號C
	新橋分行	羅利老馬路19至21號
	台山分行	巴波沙大馬路338號

HONG KONG	Main Branch	G/F., 161 Queen's Road Central
	Causeway Bay Branch	82 Percival Street
	Central Branch	New Henry House, 10 Ice House Street
	Gold and Silver Exchange Branch	12-18 Mercer Street
	Johnston Road Branch	150 Johnston Road
	North Point Branch	441-443 King's Road
	Shaukeiwan Branch	Perfect Mount Gardens, 1 Po Man Street
	Wan Chai Branch	359 Hennessy Road
	Western Branch	139-141 Des Voeux Road West
KOWLOON	Castle Peak Road Branch	Shop 2, 253-259 Castle Peak Road
	Cheung Sha Wan Branch	T-301, 1/F., Administration Block, Cheung Sha Wan Wholesale Food Market
	Hung Hom Branch	104 Ma Tau Wai Road
	Jordan Road Branch	32 Jordan Road
	Kowloon City Branch	37 Nga Tsin Wai Road
	Kwun Tong Branch	22-24 Fu Yan Street
	Mongkok Road Branch	16 Mong Kok Road
	San Po Kong Branch	51 Hong Keung Street
	Shamshuipo Branch	57 Cheung Sha Wan Road
	Taikoktsui Branch	51-67 Tung Chau Street
	To Kwa Wan Branch	237A Tokwawan Road
	Tsim Sha Tsui Branch	71 Granville Road
	Yaumati Branch	507 Nathan Road
NEW TERRITORIES	Kwai Chung Branch	Kwai Chung Centre, 100 Kwai Hing Road
	Tai Po Branch	Shop F, 12-26 Tai Wing Lane
	Tai Wai Branch	32-34 Tai Wai Road
	Tseung Kwan O Branch	Shop 1022-23, Level 1, Metro City Phase II
	Tsuen Wan Branch	35 Chung On Street
	Yuen Long Branch	62 Castle Peak Road
CHINA	Shenzhen Branch	Room 2508-2509, Shun Hing Square Di Wang Commercial Centre, 5002 Shennan Dong Road, Shenzhen
	Guangzhou Representative Office	Room 2710 Peace World Plaza, 362 Huan Shi Road East, Guangzhou
	Shanghai Representative Office	9E Majesty Building, 138 Pudong Avenue, Pudong New District, Shanghai
BANCO WENG HANG, S.A. MACAU *(A wholly owned subsidiary)*	Head Office	241 Avenida de Almeida Ribeiro
	Flower City Branch	356-366 Rua de Evora, Edif. Lei Fung, Taipa
	Hak Sa Van Branch	32 C-F Estrada de Marginal do Hipodromo
	Ho Lan Un Branch	3D Avenida do Conselheiro Ferreira de Almeida
	Ho Pin San Kai Branch	75-77 Rua Almirante Sergio
	Hong Kai Si Branch	85 Avenida de Horta e Costa
	Iao Hon Branch	183-189 Rua Oito do Bairro Iao Hon
	Lin Seng Kai Branch	15-17 Rua Coelho do Amaral
	Nga Lim Fong Branch	51-C Avenida do Ouvidor Arriaga
	San Kiu Branch	19-21 Estrada de Adolfo Loureiro
	Toi San Branch	338 Avenida de A. Tamagnini Barbosa

敬啟者本銀行訂於二零零二年四月二十五日(星期四)下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳舉行股東週年大會，討論下列事項：

1. 省覽二零零一年度本銀行總結與董事會及核數師報告書；
2. 宣佈派發末期股息；
3. 選舉董事及授權董事會釐定董事袍金；及
4. 重新委聘核數師及授權董事會釐定其酬金。

作為特別事項，考慮及如認為適當通過下列議案為普通決議案：

5. (a) 繼續無條件授權董事會在有關期間內配發、發行及處理本銀行之額外股份，其總額 以不超逾本銀行已發行股本百分之二十為限。根據一九九三年六月九日通過之認股權計劃及於二零零一年四月二十六日所修改之認股權計劃而分配之認股權則不在此限；及

   (b) 就本決議案而言：

   「有關期間」指本決議案通過之日至下列三者之較早日期止之期間：

   (i) 本銀行下屆股東週年大會結束之日；
   (ii) 法例規定本銀行須舉行下屆股東週年大會之期限屆滿之日；及
   (iii)本銀行在股東大會通過普通決議案撤銷或修訂本決議案所述授權之日；

6. (a) 在下文(b)項之限制下，全面及無條件批准本銀行董事會於有關期間內(即本會議通告第5(b)項所載)行使本銀行一切權力，購回本銀行股本中之已發行股份；及

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Bank will be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 25th April, 2002 at 3:30 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2001;
2. To declare a final dividend;
3. To elect Directors and authorise the Board of Directors to fix directors' fees; and
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

5. (a) That a general mandate be given to the Directors unconditionally during the Relevant Period to allot, issue and deal with additional shares in the capital of the Bank or grant any offers, agreements or options which might require securities to be issued, allotted or disposed of subject to the restriction that the aggregate nominal amount of share capital allotted, other than for allotment under the Share Option Scheme adopted on 9th June, 1993 and amendment to the Share Option Scheme on 26th April, 2001, shall not exceed 20% of the aggregate share capital of the Bank; and

   (b) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Bank;
   (ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and
   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting;

6. (a) That subject to paragraph (b) below, the exercise by the Directors of the Bank during the Relevant Period (as defined in Resolution No. 5(b) in the notice of this meeting) of all the powers of the Bank to purchase shares in the capital of the Bank be and is hereby generally and unconditionally approved; and

(b) 根據上文(a)項之批准，可於香港聯合交易所有限公司，根據香港股份購回守則所購回之股份，總面值不得超逾本決議案通過之日本銀行已發行股本總面值百分之十，而上述批准因而須受此限制；及

7. 根據本會議通告第5項所載決議案而授予董事會配發股份之一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發之股本總面值中加入相等於本銀行根據本會議通告第6項所載決議案所獲授之權力而購回之股本總面值之數額。

本銀行將於二零零二年四月二十二日(星期一)至二零零二年四月二十五日(星期四)，首尾兩天包括在內，暫停辦理股份過戶登記手續。

建議派發每股港幣八角五仙之末期股息如獲通過，將於二零零二年五月十三日(星期一)派發予於二零零二年四月二十五日在股東名冊上已登記之股東。

承董事會命
董事兼秘書
何志偉 謹啟

香港 二零零二年三月十四日

附註：

1. *如欲獲得建議派發之股息，一切過戶文件連同有關股票及過戶表格須於二零零二年四月十九日(星期五)下午四時前送達本銀行股份過戶登記處，香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室香港中央證券登記有限公司收。*

2. *有權出席及投票之股東，均有權委任一位或多位代表出席，並於以按股數表決時代表投票，受委任代表毋須為本銀行股東。代表委任表格最遲於開會時間四十八小時前送達本銀行股份過戶登記處收。*

(b) the aggregate nominal amount of shares of the Bank which may be purchased by the Bank on The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Bank in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

7. That the general mandate granted to the Directors to allot shares pursuant to the Resolution No. 5 of the notice of this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution No. 6 of the notice of this meeting.

The Register of Members will be closed from Monday, 22nd April, 2002 to Thursday, 25th April, 2002, both days inclusive, during which period no share transfers will be registered.

The proposed final dividend of HK$0.85 per share, if approved, will be paid on Monday, 13th May, 2002 to shareholders whose names are on the Register of Members on 25th April, 2002.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 14th March, 2002

Notes:

1. *In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Registrars of the Bank, Central Registration Hong Kong Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Friday, 19th April, 2002.*

2. *A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder. All proxies must be deposited at the Registrars of the Bank not later than 48 hours before the time fixed for holding the Meeting.*

Editorial, Design & Production: Anthony Tam & Associates 編寫、設計及製作：安達公關推廣顧問公司